SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Companhia de Bebidas das Américas - AmBev

Interim Consolidated Financial Statements as at September 30, 2013

and Report on Review of

Consolidated Interim

Accounting Informaiton

(A free translation of the original in Portuguese)

Report on Review of Consolidated Interim

Accounting Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas – AmBev

Introduction

We have reviewed the accompanying consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev, included in the Quarterly Information Form ( ITR) for the quarter ended September 30, 2013, comprising the interim consolidated balance sheet at that date and the interim consolidated income statements, interim consolidated statements of comprehensive income for the quarter and nine-month periods then ended, and the interim consolidated statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this consolidated interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of the consolidated interim accounting information.

(A free translation of the original in Portuguese)

Other matters

Statement of value added

We have also reviewed the interim consolidated value added statements for the nine-month period ended September 30, 2013, considered to be supplementary information under IFRS which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, October 30, 2013.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As of September 30, 2013 and December 31, 2012

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2013	12/31/2012

Current assets
Cash and cash equivalents		4,787,888	8,926,165
Investment securities	4	612,489	476,607
Trade and other receivables		4,300,361	4,268,221
Inventories	5	2,586,540	2,466,341
Taxes receivable		100,313	114,502
Assets held for sale		-	4,086
		12,387,591	16,255,922

Non-current assets
Investment securities	4	242,556	249,379
Trade and other receivables		2,086,933	1,855,013
Deferred tax assets	6	1,718,927	1,418,515
Taxes receivable		10,843	12,316
Employee benefits		25,480	25,480
Investments in associates		20,903	24,012
Property, plant and equipment	7	12,226,361	11,412,280
Intangible assets		3,112,278	2,935,396
Goodwill	8	19,921,443	19,971,456
		39,365,724	37,903,847

Total assets		51,753,315	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As of September 30, 2013 and December 31, 2012

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	09/30/2013	12/31/2012

Current liabilities
Trade and other payables		8,800,597	13,570,776
Interest-bearing loans and borrowings	9	897,854	837,772
Bank overdrafts		927	123
Income tax and social contribution payable		664,396	972,556
Provisions	10	136,029	137,452
		10,499,803	15,518,679

Non-current liabilities
Trade and other payables		3,412,771	3,063,989
Interest-bearing loans and borrowings	9	2,101,849	2,305,957
Deferred tax liabilities	6	1,254,695	1,048,343
Provisions	10	452,120	518,076
Employee benefits		1,874,796	1,780,908
		9,096,231	8,717,273

Total liabilities		19,596,034	24,235,952

Equity	11
Share capital		12,742,017	12,187,349
Reserves		14,408,047	16,676,395
Retained earnings		3,955,595	-
Equity attributable to equity holders of Ambev		31,105,659	28,863,744

Non-controlling interests		1,051,622	1,060,073

Total equity and liabilities		51,753,315	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month period ended September 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Net sales	13	23,738,542	22,097,139	8,462,603	8,036,022
Cost of sales		(8,031,299)	(7,233,820)	(2,816,206)	(2,621,460)
Gross profit		15,707,243	14,863,319	5,646,397	5,414,562

Sales and marketing expenses		(6,073,340)	(5,374,962)	(1,999,817)	(1,821,871)
Administrative expenses		(1,105,474)	(1,192,351)	(357,294)	(518,212)
Other operating income/(expenses)	14	1,002,557	560,334	394,300	251,857
Income from operations before special items		9,530,986	8,856,340	3,683,586	3,326,336

Special items		(13,175)	(36,410)	(6,930)	(9,636)
Income from operations		9,517,811	8,819,930	3,676,656	3,316,700

Finance cost	16	(1,475,929)	(1,150,867)	(680,499)	(550,711)
Finance income	16	470,941	515,555	184,357	183,866
Net finance cost		(1,004,988)	(635,312)	(496,142)	(366,845)

Share of results of associates		5,677	91	3,892	32
Income before income tax		8,518,500	8,184,709	3,184,406	2,949,887

Income tax expense	17	(1,883,245)	(1,419,446)	(848,932)	(448,185)
Net income		6,635,255	6,765,263	2,335,474	2,501,702

Attributable to:
Equity holders of Ambev		6,506,226	6,695,004	2,280,255	2,476,892
Non-controlling interests		129,029	70,259	55,219	24,810

Basic earnings per share – preferred		2.19	2.26	0.72	0.84
Diluted earnings per share– preferred		2.18	2.25	0.71	0.83
Basic earnings per share – common		1.99	2.05	0.65	0.76
Diluted earnings per share– common		1.98	2.04	0.65	0.76

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month period ended September 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month year ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Net income	6,635,255	6,765,263	2,335,474	2,501,702

Exchange differences on translation of foreign operations (gains/ (losses))	100,638	212,614	(74,836)	(329,438)
Actuarial gains and (losses)	8,673	(64,188)	1,347	(18,007)
Change in adjustment international standards	-	92,660	-	31,942
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	64,756	463,806	(1,192)	99,719
Removed from Equity and included in profit or loss	(134,951)	(236,168)	(62,006)	(24,627)
Deferred income tax variance in Equity and other changes	35,089	(79,536)	37,391	6,034
Total cash flow hedges	(35,106)	148,102	(25,807)	81,126
Net income (loss) recognized directly in Equity	74,205	389,188	(99,296)	(234,377)

Total comprehensive income	6,709,460	7,154,451	2,236,178	2,267,325

Attributable to:
Equity holders of Ambev	6,541,933	6,975,430	2,175,224	2,304,085
Non-controlling interest	167,527	179,021	60,954	(36,760)

The accompanying notes are an integral part of the interim consolidated financial statements.

 Interim Consolidated Statements of Changes in Equity

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev

	Capital	Capital reserves	Net income reserve	Retained earnings	Comprehensive Income	Total	Non-controlling interest	Total equity
At January 1, 2013	12,187,349	6,749,812	13,254,995	-	(3,328,412)	28,863,744	1,060,073	29,923,817
Effects of changes in accounting standards	-	-	-	(253,516)	253,516	-	-	-
At January 1, 2013 adjusted	12,187,349	6,749,812	13,254,995	(253,516)	(3,074,896)	28,863,744	1,060,073	29,923,817

Net income	-	-	-	6,506,226	-	6,506,226	129,029	6,635,255
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	64,268	64,268	36,370	100,638
Cash flow hedges - gains / (losses)	-	-	-	-	(37,247)	(37,247)	2,141	(35,106)
Actuarial gain / (losses)	-	-	-	-	8,686	8,686	(13)	8,673
Total Comprehensive income	-	-	-	6,506,226	35,707	6,541,933	167,527	6,709,460
Shares issued	554,668	(373,404)	-	-	-	181,264	-	181,264
Put option to acquire interest in a subsidiary	-	-	-	-	(76,394)	(76,394)	-	(76,394)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(336,372)	(336,372)	(108,965)	(445,337)
Dividends	-	-	(1,854,010)	(2,035,987)	-	(3,889,997)	(67,013)	(3,957,010)
Interest on shareholder's equity	-	-	-	(261,128)	-	(261,128)	-	(261,128)
Share-based payment	-	113,526	-	-	-	113,526	-	113,526
Reserves destination:
Fiscal incentive	-	-	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	-
Additional dividends	-	-	-	-	-	-	-	-
Treasury shares	-	(30,917)	-	-	-	(30,917)	-	(30,917)
At September 30, 2013	12,742,017	6,459,017	11,400,985	3,955,595	(3,451,955)	31,105,659	1,051,622	32,157,281

The accompanying notes are an integral part of the interim consolidated financial statements.

	Attributable to equity holders of Ambev

	Capital	Capital reserves	Net income reserve	Retained earnings	Comprehensive Income	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	7,030,058	12,581,184	-	(2,303,858)	25,611,320	217,525	25,828,845
Effects of changes in accounting standards	-	-	-	(117,409)	117,409	-	-	-
At January 1, 2012 adjusted	8,303,936	7,030,058	12,581,184	(117,409)	(2,186,449)	25,611,320	217,525	25,828,845

Net income	-	-	-	6,695,004	-	6,695,004	70,259	6,765,263
Other comprehensive income
Change in adjustment international standards	-	-	-	-	92,660	92,660	-	92,660
Translation reserves - gains / (losses)	-	-	-	-	103,428	103,428	109,186	212,614
Cash flow hedges - gains / (losses)	-	-	-	-	148,628	148,628	(526)	148,102
Actuarial gain / (losses)	-	-	-	-	(64,290)	(64,290)	102	(64,188)
Total Comprehensive income	-	-	-	6,695,004	280,426	6,975,430	179,021	7,154,451
Shares issued	3,873,026	(381,410)	(3,291,913)	-	-	199,703	-	199,703
Put option to acquire interest in a subsidiary	-	-	-	-	(1,978,275)	(1,978,275)	-	(1,978,275)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	163,918	163,918	860,290	1,024,208
Dividends	-	-	(681,355)	(1,548,335)	-	(2,229,690)	(33,134)	(2,262,824)
Interest on shareholder's equity	-	-	-	(1,335,278)	-	(1,335,278)	-	(1,335,278)
Share-based payment	-	95,246	-	-	-	95,246	-	95,246
Treasury shares	-	(21,539)	-	-	-	(21,539)	-	(21,539)
Others	-	-	-	14,968	-	14,968	-	14,968
At September 30, 2012	12,176,962	6,722,355	8,607,916	3,708,950	(3,720,380)	27,495,803	1,223,702	28,719,505

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the nine and three-month period ended  September 30, 2013 and 2012

 (Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Net income		6,635,255	6,765,263	2,335,474	2,501,702
Depreciation, amortization and impairment		1,485,205	1,268,081	515,724	461,083
Impairment losses on receivables and inventories		107,624	109,340	34,971	40,856
Additions/(reversals) in provisions and employee benefits		126,849	153,883	52,471	47,950
Net finance cost	16	1,004,988	635,312	496,142	366,845
Loss/(gain) on sale of property, plant and equipment and intangible assets		(17,135)	(3,734)	(14,566)	(10,988)
Equity-settled share-based payment expense	18	120,319	106,004	39,556	42,842
Income tax expense	17	1,883,245	1,419,446	848,932	448,185
Share of result of associates		(5,677)	(91)	(3,892)	(32)
Other non-cash items included in results		(137,923)	(151,083)	(63,696)	(42,516)
Cash flow from operating activities before changes in working capital and use of provisions		11,202,750	10,302,421	4,241,116	3,855,927

Decrease/(increase) in trade and other receivables		(273,077)	(414,774)	(214,511)	(575,871)
Decrease/(increase) in inventories		(193,834)	(190,239)	95,213	64,401
Increase/(decrease) in trade and other payables		(1,745,692)	(1,324,621)	567,948	1,021,159
Cash generated from operations		8,990,147	8,372,787	4,689,766	4,365,616

Interest paid		(357,039)	(318,697)	(195,836)	(185,831)
Interest received		537,811	402,091	351,136	53,838
Dividends received		1,042,331	296,745	847,447	(29,682)
Income tax paid		(2,343,591)	(1,490,546)	(445,938)	(571,881)
Cash flow from operating activities		7,869,659	7,262,380	5,246,575	3,632,060

Proceeds from sale of property, plant and equipment and intangible assets	7	64,779	39,900	37,590	28,067
Acquisition of property, plant and equipment and intangible assets	7	(2,358,088)	(1,959,436)	(1,057,993)	(965,662)
Acquisition of subsidiaries, net of cash acquired		(245,007)	(2,513,051)	(75,571)	(59,749)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(170,956)	(415,574)	(135,956)	(371,787)
Net proceeds/(acquisition) of other assets		(1)	(16,429)	-	(3,459)
Cash flow from investing activities		(2,709,273)	(4,864,590)	(1,231,930)	(1,372,590)

Capital increase	11	160,344	199,703	-	173,367
Advances for future capital increase		-	-	-	(170,485)
Proceeds/repurchase of treasury shares		(8,920)	(20,230)	-	-
Proceeds from borrowings		191,816	1,128,696	(92,479)	479,406
Repayment of borrowings		(729,802)	(2,907,617)	(79,952)	(1,588,942)
Cash net of finance costs other than interests		(998,283)	(449,521)	(737,737)	(306,251)
Payment of finance lease liabilities		(1,086)	(5,027)	(329)	(921)
Dividends (paid) / received		(8,067,074)	(4,095,096)	(2,896,173)	(1,237,409)
Cash flow from financing activities		(9,453,005)	(6,149,092)	(3,806,670)	(2,651,235)

Net increase/(decrease) in cash and cash equivalents		(4,292,619)	(3,767,731)	207,975	(391,765)
Cash and cash equivalents less bank overdrafts at begin of period		8,926,042	8,063,935	4,435,765	4,890,202
Effect of exchange rate fluctuations		153,538	217,530	143,221	31,726
Cash and cash equivalents less bank overdrafts at end of period		4,786,961	4,513,734	4,786,961	4,530,163

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

Nine--month period ended September 30, 2013 and 2012

 (Expressed in thousands of Brazilian Reais)

	Nine-month period ended:
	09/30/2013	09/30/2012

Revenues	36,083,167	34,611,637
Sale of goods, products and services	35,707,207	34,348,336
Other operating income	419,299	336,498
Allowance for/reversal of doubful accounts	(43,339)	(73,197)
Input acquired from third parties	(13,275,190)	(12,097,393)
Costs of products, goods and services sold	(8,676,862)	(8,136,229)
Materials - energy - third party services - others	(4,549,429)	(3,918,195)
(Loss)/recovery of assets	(48,899)	(42,969)
Gross added value	22,807,977	22,514,244
Retention	(1,436,308)	(1,217,135)
Depreciation and amortization	(1,436,308)	(1,217,135)
Net added value produced	21,371,669	21,297,109
Value added received in transfer	339,799	389,790
Share of results of associates	5,677	91
Finance income	470,941	515,555
Others	(136,819)	(125,856)
Total added value to be distribute	21,711,468	21,686,899
Distribution of value added	21,711,468	21,686,899
Employees	2,151,079	2,211,074
Direct remuneration	1,726,600	1,775,686
Benefits	166,186	167,437
Government severance indemnity fund for employees	56,533	51,206
Others	201,760	216,745
Taxes, fees and contribution	11,389,196	11,465,416
Federal	5,372,002	5,010,882
State	6,004,319	6,442,384
Municipal	12,875	12,150
Remuneration of third party capital	1,535,938	1,245,146
Interest	1,404,356	1,121,625
Rent	131,582	123,521
Remuneration of own capital	6,635,255	6,765,263
Interest on shareholder's equity	261,128	1,335,278
Dividends	2,035,987	1,533,367
Retained earnings/losses for the period	4,209,111	3,826,359
Non-controlling interest	129,029	70,259

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Net Sales
14.	Other operating income/(expenses)
15.	Special items
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Related parties
23.	Events after the balance sheet date

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. The Company produces and distributes Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercadorias e Futuros and on the New York Stock Exchange – NYSE, the latter in the form of American Depositary Receipts (“ADRs”).

Major corporate events in 2013:

The Company announced to the market on December 7, 2012 its proposed corporate restructuring to transition the Company’s current dual stock capital structure (common shares and preferred shares) to a new, single stock capital structure comprised exclusively of voting Common shares. Ambev S.A. will hold all shares of Ambev (the “Stock Swap Merger”).

On May 10, 2013, the Fiscal Council approved the proposal of the Board of Directors and recommended that the corporate restructuring proposal be submitted for approval at the Extraordinary General Meeting (“EGM”).

On June 17, 2013, as a preliminary step to the corporate restructuring, the parent company AB InBev contributed, through its subsidiaries AmBrew S.A. (“AmBrew”) and Interbrew International BV (“IIBV”), all shares of Ambev to Ambev S.A. (“Contribution Shares”).

The Extraordinary General Meeting held on July 30, 2013, approved the following items with regards to the Stock Swap Merger:

(i) the Protocol and Justification, dated May 10, 2013, in connection with the Stock Swap Merger;

(ii) the Stock Swap Merger, in accordance with the Protocol and Justification, based on the economic value of the Company’s shares, calculated pursuant to their stock exchange trading price on April 26, 2013, it being noted that, as a result of the Stock Swap Merger, the Company’s shareholders received five Ambev S.A. Common shares for each Company Common or Preferred share exchanged, and holders of ADRs representing Common or Preferred shares of the Company, received five Ambev S.A. ADRs for each Company ADR exchanged; and

(iii) the authorization for the subscription, by Management, of the shares to be issued by Ambev S.A. as a result of the Stock Swap Merger, as well as the execution of all other requirements necessary to implement the Stock Swap Merger.

In January 2013 the subsidiary CRBS S.A. (“CRBS”) acquired all the shares of Bemais Distribuidora de Bebidas Ltda., Laguna Distribuidora de Bebidas Ltda., Casa Pinto Ltda. and Poços Beer Distribuidora de Bebidas Ltda, located in the south of the state of Minas Gerais. The total amount paid for these companies was R$98,558 which generated goodwill of R$93,193. The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

Major corporate events between January and September of 2012:

On April 13, 2012 the Company and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into an agreement to combine their businesses in the Caribbean area.

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of the Company, became indirectly a shareholder, together with ELJ, of Tenedora CND S.A., a holding company which own the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an indirect interest in CND.

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

In January 2012, in connection with the operational and corporate restructuring of the Ambev Group, the following events occurred: (i) capital contribution with the distribution assets of Ambev in its subsidiary CRBS and (ii) the merger of Morena Distribuidora de Bebidas S.A. by CRBS.

In January 2012, Arosuco Aromas e Sucos Ltda. (“Arosuco”), which is responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired all the shares of Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings used in the production of concentrates, thus reducing the need for the Ambev Group to acquire the ingredients from third parties. With the objective of streamlining and simplifying the corporate structure of the Ambev Group, Lachaise was merged into Arosuco.

The interim consolidated financial statements were approved by the Board of Directors on October 30, 2013.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with international financial reporting standards (“IFRS”) for the year ended December 31, 2012. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Acquisition and disposals of subsidiaries (Note 5);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies for the interim financial statements as of September 30, 2013, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2012, except for the prospective change in the functional currency of certain non-significant malting operation, in accordance with paragraph 35 of IAS 21 – The Effects of Changes in Foreign Exchange Rates, and for the items described below.

Recently issued IFRS

IFRSs with effective application for annual periods beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements:

Provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements:

Replaces the current proportionate consolidation method by the equity method on joint ventures.

Joint operations continue to be proportionally consolidated.

IFRS 12 Disclosure of Interests in Other Entities:

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement:

Does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments, due to the revision, that caused the most significant impacts in the Company’s financial statements include:

  The profitability of plan assets will no longer be calculated through the concept of expected returns on assets. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

  Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized when the Company recognizes related restructuring or termination costs.

IAS 19 (Revised 2011) is effective for annual periods beginning on January 1, 2013 and requires retrospective application. Accordingly, the amounts presented in the consolidated financial statements for the year ended December 31, 2012 are restated below in accordance with IAS 19 (Revised 2011), for comparison purposes.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the Company has determined that the net interest component would be presented as part of the Company’s net finance cost. This change in presentation is consistent with IAS 1, which permits entities to provide disaggregated information in the performance statements.

Had IAS 19 (Revised 2011) been adopted in 2012, the adjusted total pre-tax pension expense is R$139,489 higher than previously reported. The impact is mainly caused by the change in the calculation of returns on assets afore mentioned. Accordingly, if the Company had presented net interest on net defined benefit liabilities separately of its net finance cost, income from operations before special items would be lesser by R$57,480, and net finance costs would be higher by R$82,009.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Interim Consolidated Income Statements

For the nine and three -month period ended September 30, 2012

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2012	09/30/2012	09/30/2012
	Adjusted	Reported	Adjusted	Reported

Net sales	22,097,139	22,097,139	8,036,022	8,036,022
Cost of sales	(7,233,820)	(7,235,069)	(2,621,460)	(2,621,932)
Gross profit	14,863,319	14,862,070	5,414,562	5,414,090

Sales and marketing expenses	(5,374,962)	(5,371,613)	(1,821,871)	(1,820,697)
Administrative expenses	(1,192,351)	(1,151,471)	(518,212)	(504,853)
Other operating income/(expenses)	560,334	560,334	251,857	251,857
Income from operations before special items	8,856,340	8,899,320	3,326,336	3,340,397

Special items	(36,410)	(36,410)	(9,636)	(9,636)
Income from operations	8,819,930	8,862,910	3,316,700	3,330,761

Finance cost	(1,150,867)	(1,088,143)	(550,711)	(528,138)
Finance income	515,555	515,555	183,866	183,866
Net finance cost	(635,312)	(572,588)	(366,845)	(344,272)

Share of results of associates	91	91	32	32
Income before income tax	8,184,709	8,290,413	2,949,887	2,986,521

Income tax expense	(1,419,446)	(1,432,490)	(448,185)	(452,877)
Net income	6,765,263	6,857,923	2,501,702	2,533,644

Attributable to:
Equity holders of Ambev	6,695,004	6,787,664	2,476,892	2,508,834
Non-controlling interests	70,259	70,259	24,810	24,810

Interim Consolidated Balance Sheets

As of December 31, 2012

There was no impact on Equity and Liabilities.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on Ambev’s consolidated financial statements upon initial application.

Other Standards, Interpretations and Amendments to Standards

The additional mandatory amendments with effective application for the financial year beginning  on January 1, 2013 have not been listed because of either their non-applicability to or their immateriality to the Company.

4. INVESTMENT SECURITIES

	09/30/2013	12/31/2012
Current investments
Financial asset at fair value through profit or loss-held for trading	612,489	291,183
Equity securities available-for-sale	-	185,424
	612,489	476,607

Non-current investments
Equity securities available-for-sale	173,121	187,943
Debt held-to-maturity	69,435	61,436
	242,556	249,379

Financial assets at fair value through profit or loss - held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit or loss are recorded as net finance cost in the income statement (Note 16 - Finance cost and income).

Equity securities available-for-sale

Equity securities of R$173,121 (R$187,943 at December 31, 2012), classified as available-for-sale (non-current assets) in the  financial statements as of September 30, 2013, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15%, which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset. As of September 30, the Company recorded in the income statement an impairment charge of R$30,333 against this investment, mainly as a result of the currency devaluation, registered as other financial cost (Note 16 - Finance cost and income), which was partially offset by foreign exchange gain in the period.

5. INVENTORIES

	09/30/2013	12/31/2012

Finished goods	929,966	697,966
Work in progress	232,130	204,455
Raw material	1,039,394	1,195,153
Consumables	29,817	59,470
Spare parts and other	260,873	248,660
Prepayments	130,746	88,346
Impairment losses	(36,386)	(27,709)
	2,586,540	2,466,341

Losses on inventories recognized in the income statement amounted to R$67,378 as of September 30, 2013 (R$72,456 in September 30, 2012).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The current tax rates in Brazil, used for deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, the rates used are as follows:

HILA-ex (Guatemala and Dominican Republic)	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	26%

The deferred taxes by type of temporary difference is detailed as follows:

	09/30/2013			12/31/2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	51,802	-	51,802	37,733	-	37,733
Derivatives	431,417	(4,509)	426,908	294,775	(171)	294,604
Inventories	136,726	(3,563)	133,163	115,053	(609)	114,444
Loss carryforwards	403,519	-	403,519	332,633	-	332,633
Tax credits for corporate restructuring	-	-	-	229,807	-	229,807
Employee benefits	526,085	(686)	525,399	523,724	-	523,724
Property, plant and equipment	26,109	(319,483)	(293,374)	27,647	(288,249)	(260,602)
Intangible assets	6,068	(601,322)	(595,254)	5,753	(610,295)	(604,542)
Goodwill	29,200	-	29,200	29,200	-	29,200
Trade and other payables	-	(691,382)	(691,382)	-	(413,921)	(413,921)
Interest-bearing loans and borrowings	331,795	-	331,795	120,068	(4,419)	115,649
Provisions	257,648	(7,193)	250,455	287,908	(6,103)	281,805
Interest on shareholder's equity	92,549	-	92,549	60,424	-	60,424
Partnership profit	-	(142,326)	(142,326)	-	(291,165)	(291,165)
Other items	-	(58,222)	(58,222)	-	(79,621)	(79,621)
Gross deferred tax assets / (liabilities)	2,292,918	(1,828,686)	464,232	2,064,725	(1,694,553)	370,172
Netting by taxable entity	(573,991)	573,991	-	(646,210)	646,210	-
Net deferred tax assets / (liabilities)	1,718,927	(1,254,695)	464,232	1,418,515	(1,048,343)	370,172

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative basis of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September  30, 2013 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	09/30/2013	12/31/2012
2013	130,243	31,090
2014	73,812	79,858
2015	70,155	48,064
Beyond 2016 (i)	129,309	173,621
	403,519	332,633

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as Management is unable to conclude with a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to R$912,907 at September  30, 2013 (R$1.1 billion at December 31, 2012). The total unrecognized deferred tax assets related to tax losses carried forward in subsidiaries amount to R$228,520 at September  30, 2013 (R$331,151 at December 31, 2012) and the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2012	370,172
Recognized in Income statement	(101,550)
Recognized in Equity	195,610
Balance at September 30, 2013	464,232

7. PROPERTY, PLANT AND EQUIPMENT

	09/30/2013					12/31/2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	4,488,978	14,139,613	2,825,966	1,601,521	23,056,078	19,818,381
Effect of movements in foreign exchange	29,007	122,884	19,887	(932)	170,846	582,016
Acquisitions through business combinations	-	-	-	2,590	2,590	721,862
Acquisitions	7,450	180,506	47,556	2,029,402	2,264,914	2,971,471
Disposals through the sale of subsidiary	-	-	-	-	-	-
Disposals	(10,311)	(350,197)	(240,181)	-	(600,689)	(941,721)
Transfer to other asset categories	542,992	1,116,194	253,914	(1,977,412)	(64,312)	(97,831)
Others	91	219	(158)	-	152	1,900
Balance at end	5,058,207	15,209,219	2,906,984	1,655,169	24,829,579	23,056,078

Depreciation and Impairment
Balance at end of previous year	(1,489,346)	(8,169,640)	(1,984,812)	-	(11,643,798)	(10,553,171)
Effect of movements in foreign exchange	(17,714)	(105,190)	(13,953)	-	(136,857)	(378,608)
Depreciation	(111,890)	(956,364)	(242,417)	-	(1,310,671)	(1,560,812)
Impairment losses	-	(48,840)	(59)	-	(48,899)	(56,443)
Disposals	10,023	304,874	238,217	-	553,114	855,779
Transfer to other asset categories	(7,294)	(17,311)	7,603	-	(17,002)	46,144
Others	-	933	(38)	-	895	3,313
Balance at end	(1,616,221)	(8,991,538)	(1,995,459)	-	(12,603,218)	(11,643,798)
Carrying amount:
December 31, 2012	2,999,632	5,969,973	841,154	1,601,521	11,412,280	11,412,280
September 30, 2013	3,441,986	6,217,681	911,525	1,655,169	12,226,361

Acquisitions in the period refer substantially to modernization, refurbishment, extension of production lines and construction of new plants in order to increase capacity.

Capitalized interest on loans, which is directly attributable to the acquisition and construction of qualifying assets, is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2013 was 6.36% per year (11.29% in 2012).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$21,377 as of September 30, 2013 (R$47,772 as of December 31, 2012).

Contractual commitments to purchase property, plant and equipment amounted to R$195,817 as of September 30, 2013 (R$212,668 as of December 31, 2012).

8. GOODWILL

	09/30/2013	12/31/2012

Balance at the end of previous period	19,971,456	17,454,019
Movements in the period	(50,013)	2,517,437	(i)
Balance at the end of period	19,921,443	19,971,456

(i) In 2012, the change refers mainly to the acquisition of CND as already presented in the annual financial statement.

The carrying amount of goodwill was allocated to the different cash generating units as follows:

	Functional Currency	09/30/2013	12/31/2012
LAN:
Brazil	BRL	687,532	594,262
Dominican Republic	DOP	2,310,896	2,484,679

LAS:
Argentina	ARS	1,186,799	1,227,366
Bolivia	BOB	440,694	403,839
Ecuador	USD	770	770
Paraguay	PYG	358,639	342,207
Peru	PEN	44,402	44,479
Uruguay	UYU	81,212	83,917

NA:
Canada Holding	BRL (i)	14,414,448	14,414,448
Canada Operational	CAD	396,051	375,489
		19,921,443	19,971,456

(i) For acquisitions occurred prior to January 1, 2005, the goodwill was recorded in accordance with the accounting practices adopted in Brazil at that time.

Annual impairment testing

The cash-generating unit to which the goodwill based on expected future profitability was allocated, is tested annually for impairment, or whenever there is an indication that the cash-generating unit is undervalued, comparing its carrying amount (including goodwill based on expected futures profitability) with the recoverable amount of the unit. As of September 30, 2013 the Company had not observed any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about contractual information on the position of loans and financing of the Company. Note 19 - Financial instruments and risks discloses additional information with respect to exposure of the Company to the risks of interest rate and currency.

	09/30/2013	12/31/2012

Current liabilities
Secured bank loans	151,306	65,170
Unsecured bank loans	729,623	753,819
Other unsecured loans	16,060	17,200
Financial leasing	865	1,583
	897,854	837,772

Non-current liabilities
Secured bank loans	433,150	243,833
Unsecured bank loans	1,160,141	1,462,331
Debentures and unsecured bond issues	340,306	429,745
Other unsecured loans	148,565	151,493
Financial leasing	19,687	18,555
	2,101,849	2,305,957

Contract clauses (covenants)

During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As of September  30, 2013 the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2012	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of September 30, 2013

Restructuring
Non-current restructuring	4,382	240	5,821	(5,201)	5,242

Contingencies
Civil	30,531	(931)	13,148	(17,350)	25,398
Taxes on sales	183,643	-	101,385	(153,713)	131,315
Income tax	150,868	1,959	3,876	(8,113)	148,590
Labor	180,133	(216)	160,733	(167,307)	173,343
Others	105,971	839	15,533	(18,082)	104,261
Total	651,146	1,651	294,675	(364,565)	582,907

Total provisions	655,528	1,891	300,496	(369,766)	588,149

	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring
Non-current restructuring	5,242	4,743	499	-	-

Contingencies
Civil	25,398	5,889	6,122	12,474	913
Taxes on sales	131,315	37,409	29,469	60,044	4,393
Income tax	148,590	27,608	37,966	77,356	5,660
Labor	173,343	48,753	39,098	79,663	5,829
Others	104,261	11,627	29,070	59,230	4,334
Total	582,907	131,286	141,725	288,767	21,129

Total provisions	588,149	136,029	142,224	288,767	21,129

The expected settlement was based on management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS (Taxes on sales)

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes as of September 30, 2013 are R$131,315 (R$183,643 as of December 31, 2012).

Labor

The Company and its subsidiaries are involved in 4,182 thousand labor proceedings, with probable likelihood of loss, with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies as of September 30, 2013 was R$173,343 (R$180,133 as of December 31, 2012).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors mainly in Brazil, which are mainly claiming damages resulting from the termination of their contracts.

The lawsuits with possible likelihood of loss are disclosed in Note 21.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			09/30/2013	12/31/2012

	Preferred	Common	Total	Total
At the end of the previous year	1,372,093	1,755,466	3,127,559	3,117,797
Changes during the period	2,696	2,032	4,728	9,762
	1,374,789	1,757,498	3,132,287	3,127,559

Treasury shares
(in thousand of shares)			09/30/2013	12/31/2012
	Preferred	Common	Total	Total
At the end of the previous year	166	484	650	608
Changes during the period	(166)	(484)	(650)	42
	-	-	-	650

Our Common shares grant the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders.

Changes in equity during the period of 2013:

The Board of Directors meeting held on May 10, 2013 approved, within the limit of the authorized capital of the Company in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$11,484, upon issuance of 511 thousand Preferred shares without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan applicable.

The Board of Directors meeting held on March 27, 2013 approved, within the limit of the authorized capital of the Company in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$25,613, upon issuance of 377 thousand Preferred shares without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan applicable.

Thus, after verification of the subscription and payment by the shareholders of the Company, 2,520 thousand new Common shares and 1,970 thousand Preferred shares were issued as deliberated by the Board of Directors at a meeting held on January 31 and February 1, 2013, increasing capital by R$410,101 corresponding to the capitalization of 70% of the tax benefit earned by the Company upon the partial amortization of the special reserve of goodwill in fiscal year 2012, which was proposed in the Board of Directors held on January 31 and February 1, 2013.

The Board of Directors meeting held on January 31 and February 1, 2013, approved a capital increase of R$107,470, corresponding to the capitalization of 30% of the tax benefit earned by the Company upon the partial amortization of the special reserve of goodwill in fiscal year 2012, without issuing new shares.

After the changes described above, the Company's capital stock was R$12,742,017 as of September 30, 2013, divided into 3,132,287 thousand shares, consisting of 1,757,498 thousand Common shares and 1,374,789 thousand Preferred shares.

Changes in equity during the period of 2012:

In the Board of Directors meeting held on July 26, 2012, after verification of the subscription and payment by the shareholders of the Company of 4,265 thousand newly issued Common shares and 3,329 thousand newly issued Preferred shares, issued pursuant to the EGM held on April 27, 2012, the meeting ratified an increase in the capital stock of the Company of R$432.3 and allocated R$0.3 to the Gain on shares issued capital reserve.

Additionally, a capital increase was approved of R$1.6, with no issuance of shares and within the authorized capital limit, in accordance with Section 9 of the By-Laws, by means of the capitalization of the Investment Reserve account.

As a result of these resolutions, capital was increased to R$12,176,962 on July 26, 2012, divided into 3,126,755 thousand shares, being 1,755,400 thousand Common shares and 1,371,355 thousand Preferred shares.

The Board of Directors at a meeting held on May 30, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$20,391, upon issuance of 1,034 thousand new Preferred shares, with an average issuance price of R$ 19,71 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital stock increased from R$ 11,722,667 to R$ 11,743,057 on May 30, 2012, divided into 3,119,162 thousand shares, of which 1,751,135 thousand are Common shares and 1,368,027  thousand are Preferred shares, without par value.

The EGM held on April 27, 2012, approved the following changes to the Company’s capital stock:

i)  Capital increase of R$110,964, without issuance of new shares, corresponding to the capitalization of 30% of the tax benefit earned by the Company upon the partial amortization of the Special reserve of goodwill in fiscal year 2011.

ii) Capital increase of R$3,290,295, without issuance of new shares, through the partial capitalization of the Investments Reserve balance on the Equity of the Company.

The same EGM held on April 27, 2012 approved a capital increase of a minimum amount of R$258,918 and maximum of R$432,285 through the issuance of: (a) at least 3,157 thousand and a maximum of 4,265 thousand Common shares, without par value, (b) at least 1,506 thousand and a maximum of 3,329 thousand Preferred shares without par value, still subject to approval. After the expiry date for exercising the subscription rights by the shareholders, the Board of Directors will allocate any surplus and, as appropriate, fully or partially approve this capital increase, as it reaches the value minimum threshold.

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new Preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s Stock Option Program for 2012. Thus, the Company’s capital stock increased from R$8,303,936 to R$8,321,408 on March 22, 2012, divided into 3,118,128 thousand shares, of which 1,751,135 thousand are Common shares and 1,366,992 thousand are Preferred shares, without par value.

 (b) Capital reserves

	Capital reserves
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves
At January 1, 2013	(3,875)	8,335	4,983,374	1,371,074	554,048	(163,144)	6,749,812

Other comprehensive income
Shares issued	-	-	-	(358,235)	(15,169)	-	(373,404)
Share-based payment	-	-	-	-	113,526	-	113,526
Treasury shares	3,875	-	-	-	-	(34,792)	(30,917)
At September 30, 2013	-	8,335	4,983,374	1,012,839	652,405	(197,936)	6,459,017

	Capital reserves
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves
At January 1, 2012	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	7,030,058

Shares issued	-	-	-	(369,883)	(11,527)	-	(381,410)
Share-based payment	-	-	318	-	94,928	-	95,246
Treasury shares	3,733	-	-	-	-	(25,272)	(21,539)
At September 30, 2012	6,483	8,335	4,983,374	1,371,074	518,476	(165,387)	6,722,355

 (b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company. The gains and losses related to share-based payments transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

(b.2) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$120,319  at September 30, 2013 (R$104,229 at September 30, 2012) (Note 18).

(c) Net income reserve

	Net income reserve

	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve
At January 1, 2013	9,748,260	208,832	1,427,308	1,870,595	13,254,995

Other comprehensive income
Dividends	-	-	-	(1,854,010)	(1,854,010)
At September 30, 2013	9,748,260	208,832	1,427,308	16,585	11,400,985

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve
At January 1, 2012	10,643,510	208,832	1,030,977	697,865	12,581,184

Shares issued	(3,291,913)	-	-	-	(3,291,913)
Dividends	-	-	-	(681,355)	(681,355)
At September 30, 2012	7,351,597	208,832	1,030,977	16,510	8,607,916

(c.1) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the projected business growth set out in the investment plan of the Company.

(c.2) Statutory Reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretariats).

The Company does not make use of tax incentives that were declared unconstitutional by the Supreme Court.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2013, and are therefore not available as a basis for distribution of dividends, is composed of:

	09/30/2013	09/30/2012

ICMS (Brazilian State value added)	531,562	369,147
Income tax	31,030	66,324
	562,592	435,471

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 35% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during the period of 2013:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/25/2013	Dividends	03/28/2013	Common	0.5680	996,830	(i)
Board of Directors Meeting	02/25/2013	Dividends	03/28/2013	Preferred	0.6248	857,180	(i)
Board of Directors Meeting	09/26/2013	Dividends	09/27/2013	Common	0.6500	1,142,374
Board of Directors Meeting	09/26/2013	Dividends	09/27/2013	Preferred	0.6500	893,613
						3,889,997

Board of Directors Meeting	02/25/2013	Interest on shareholder's equity	03/28/2013	Common	0.0800	140,398
Board of Directors Meeting	02/25/2013	Interest on shareholder's equity	03/28/2013	Preferred	0.0880	120,730
						261,128

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375	(i)
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928	(i)
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.2140	374,634
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.2354	321,689
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.0500	87,532
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.0550	75,226
Board of Directors Meeting	09/18/2012	Dividends	10/15/2012	Common	0.4200	737,065
Board of Directors Meeting	09/18/2012	Dividends	10/15/2012	Preferred	0.4620	633,544
						4,181,993

Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Common	0.1800	315,113
Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Preferred	0.1980	270,578
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Common	0.1200	210,077
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Preferred	0.1320	180,541
Board of Directors Meeting	09/18/2012	Interest on shareholder's equity	10/15/2012	Common	0.1100	193,041
Board of Directors Meeting	09/18/2012	Interest on shareholder's equity	10/15/2012	Preferred	0.1210	165,928
						1,335,278

 (i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2011.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed are designed to segregate the dividends to be distributed during the following fiscal year.

The dividends and additional dividends were initially allocated due to legal aspects based on Corporate Law.

(d) Comprehensive income

	Comprehensive income

	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Comprehensive income
At January 1, 2013	(119,788)	86,936	(5,213)	156,091	(1,980,887)	(1,465,551)	(3,328,412)
Effects of changes in accounting standards	-	-	-	-	-	253,516	253,516
At January 1, 2013 adjusted	(119,788)	86,936	(5,213)	156,091	(1,980,887)	(1,212,035)	(3,074,896)

Other comprehensive income
Translation reserves - gains / (losses)	64,268	-	-	-	-	-	64,268
Cash flow hedges - gains / (losses)	-	(37,247)	-	-	-	-	(37,247)
Actuarial gain / (losses)	-	-	-	-	-	8,686	8,686
Total Comprehensive income	64,268	(37,247)	-	-	-	8,686	35,707
Put option to acquire interest in a subsidiary	-	-	-	-	(76,394)	-	(76,394)
Gains/(losses) of non-controlling interest´s share	-	-	(336,372)	-	-	-	(336,372)
At September 30, 2013	(55,520)	49,689	(341,585)	156,091	(2,057,281)	(1,203,349)	(3,451,955)

	Comprehensive income
	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Comprehensive income
At January 1, 2012	(997,025)	46,304	1,473	-	-	(1,354,610)	(2,303,858)
Effects of changes in accounting standards	-	-	-	-	-	117,409	117,409
At January 1, 2012 adjusted	(997,025)	46,304	1,473	-	-	(1,237,201)	(2,186,449)

Effects of changes in accounting standards	-	-	-	-	-	92,660	92,660
Translation reserves - gains / (losses)	103,428	-	-	-	-	-	103,428
Cash flow hedges - gains / (losses)	-	148,628	-	-	-	-	148,628
Actuarial gain / (losses)	-	-	-	-	-	(64,290)	(64,290)
Total Comprehensive income	103,428	148,628	-	-	-	28,370	280,426
Put option to acquire interest in a subsidiary	-	-	-	-	(1,978,275)	-	(1,978,275)
Gains/(losses) of non-controlling interest´s share	-	-	(6,686)	170,604	-	-	163,918
At September 30, 2012	(893,597)	194,932	(5,213)	170,604	(1,978,275)	(1,208,831)	(3,720,380)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

(d.2) Cash flow hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

(d.3) Put option of a subsidiary interest

As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019.

(d.4) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(e) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, without need of  by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and return rates are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar way. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and Carbonated soft drinks – “CSD”), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional item adjustments.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

As from January 1, 2013, the Company transferred management responsibility for Ecuador and Peru to the Latin America South Zone.  These countries were previously reported within the Latin America North Zone. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

(a) Reportable segments - For the nine-month periods ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	83,686	86,219	25,540	26,749	6,954	7,171	116,181	120,139

Net sales	15,844,671	14,973,126	4,709,895	4,124,575	3,183,976	2,999,438	23,738,542	22,097,139
Cost of sales	(5,232,034)	(4,700,229)	(1,877,304)	(1,690,567)	(921,961)	(843,024)	(8,031,299)	(7,233,820)
Gross profit	10,612,637	10,272,897	2,832,591	2,434,008	2,262,015	2,156,414	15,707,243	14,863,319
Sales and marketing expenses	(4,103,265)	(3,570,443)	(1,014,526)	(879,932)	(955,549)	(924,587)	(6,073,340)	(5,374,962)
Administrative expenses	(811,138)	(929,578)	(183,783)	(158,264)	(110,553)	(104,509)	(1,105,474)	(1,192,351)
Other operating income/(expenses)	1,017,768	559,469	(20,585)	(4,381)	5,374	5,246	1,002,557	560,334
Normalized income from operations (normalized EBIT)	6,716,002	6,332,345	1,613,697	1,391,431	1,201,287	1,132,564	9,530,986	8,856,340
Special items	(3,185)	(36,410)	(4,444)	-	(5,546)	-	(13,175)	(36,410)
Income from operations (EBIT)	6,712,817	6,295,935	1,609,253	1,391,431	1,195,741	1,132,564	9,517,811	8,819,930
Net finance cost	(739,281)	(540,028)	(275,943)	(48,595)	10,236	(46,689)	(1,004,988)	(635,312)
Share of result of associates	4,454	-	-	-	1,223	91	5,677	91
Income before income tax	5,977,990	5,755,907	1,333,310	1,342,836	1,207,200	1,085,966	8,518,500	8,184,709
Income tax expense	(889,653)	(677,512)	(637,094)	(390,613)	(356,498)	(351,321)	(1,883,245)	(1,419,446)
Net income	5,088,337	5,078,395	696,216	952,223	850,702	734,645	6,635,255	6,765,263

Normalized EBITDA	7,784,274	7,239,782	1,916,371	1,652,623	1,315,548	1,232,004	11,016,193	10,124,409
Special items	(3,185)	(36,410)	(4,444)	-	(5,546)	-	(13,175)	(36,410)
Depreciation, amortization and impairment	(1,068,272)	(907,437)	(302,674)	(261,192)	(114,261)	(99,440)	(1,485,207)	(1,268,069)
Net finance costs	(739,281)	(540,028)	(275,943)	(48,595)	10,236	(46,689)	(1,004,988)	(635,312)
Share of results of associates	4,454	-	-	-	1,223	91	5,677	91
Income tax expense	(889,653)	(677,512)	(637,094)	(390,613)	(356,498)	(351,321)	(1,883,245)	(1,419,446)
Net income	5,088,337	5,078,395	696,216	952,223	850,702	734,645	6,635,255	6,765,263

Normalized EBITDA margin in %	49.1%	48.4%	40.7%	40.1%	41.3%	41.1%	46.4%	45.8%

Acquisition of property, plant and equipment	1,911,790	1,593,577	358,843	352,883	125,775	77,446	2,396,408	2,023,906
Additions to / (reversals of) provisions	178,297	192,152	2,004	3,388	3,094	12,337	183,395	207,877
Full time employee - Average	37,355	36,203	10,194	10,341	4,866	4,893	52,415	51,437

	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Segment assets	20,543,371	19,159,354	7,189,259	7,609,711	17,414,825	17,301,943	45,147,455	44,071,008
Intersegment elimination							(1,700,211)	(1,884,566)
Non-segmented assets							8,306,071	11,973,327
Total assets							51,753,315	54,159,769

Segment liabilities	10,764,673	14,651,098	2,877,911	3,642,076	2,600,841	2,490,474	16,243,425	20,783,648
Intersegment elimination							(1,700,211)	(1,884,566)
Non-segmented liabilities							37,210,101	35,260,687
Total liabilities							51,753,315	54,159,769

(i) Latin America – North: includes operations in Brazil and HILA-ex: Guatemala and  Dominican Republic.
(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Ecuador, Paraguay , Peru and Uruguay.

(b) Additional information – by Business unit - For the nine-month periods ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	61,571	63,622	22,115	22,597	83,686	86,219

Net sales	13,131,662	12,488,553	2,713,009	2,484,573	15,844,671	14,973,126
Cost of sales	(3,915,784)	(3,608,768)	(1,316,250)	(1,091,461)	(5,232,034)	(4,700,229)
Gross profit	9,215,878	8,879,785	1,396,759	1,393,112	10,612,637	10,272,897
Sales and marketing expenses	(3,516,083)	(3,056,855)	(587,182)	(513,588)	(4,103,265)	(3,570,443)
Administrative expenses	(730,850)	(824,547)	(80,288)	(105,031)	(811,138)	(929,578)
Other operating income/(expenses)	806,702	400,497	211,066	158,972	1,017,768	559,469
Normalized income from operations (normalized EBIT)	5,775,647	5,398,880	940,355	933,465	6,716,002	6,332,345
Special items	(2,333)	(34,665)	(852)	(1,745)	(3,185)	(36,410)
Income from operations (EBIT)	5,773,314	5,364,215	939,503	931,720	6,712,817	6,295,935
Net finance cost	(739,281)	(540,028)	-	-	(739,281)	(540,028)
Share of result of associates	4,454	-	-	-	4,454	-
Income before income tax	5,038,487	4,824,187	939,503	931,720	5,977,990	5,755,907
Income tax expense	(889,653)	(677,512)	-	-	(889,653)	(677,512)
Net income	4,148,834	4,146,675	939,503	931,720	5,088,337	5,078,395

Normalized EBITDA	6,637,697	6,118,982	1,146,577	1,120,800	7,784,274	7,239,782
Special items	(2,333)	(34,665)	(852)	(1,745)	(3,185)	(36,410)
Depreciation, amortization and impairment	(862,050)	(720,102)	(206,222)	(187,335)	(1,068,272)	(907,437)
Net finance costs	(739,281)	(540,028)	-	-	(739,281)	(540,028)
Share of results of associates	4,454	-	-	-	4,454	-
Income tax expense	(889,653)	(677,512)	-	-	(889,653)	(677,512)
Net income	4,148,834	4,146,675	939,503	931,720	5,088,337	5,078,395

Normalized EBITDA margin in %	50.5%	49.0%	42.3%	45.1%	49.1%	48.4%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	58,328	61,191	21,154	21,673	79,482	82,864

Net sales	12,395,432	12,027,350	2,483,339	2,351,053	14,878,771	14,378,403
Cost of sales	(3,645,526)	(3,377,995)	(1,132,580)	(1,017,150)	(4,778,106)	(4,395,145)
Gross profit	8,749,906	8,649,355	1,350,759	1,333,903	10,100,665	9,983,258
Sales and marketing expenses	(3,325,804)	(2,924,195)	(527,954)	(467,107)	(3,853,758)	(3,391,302)
Administrative expenses	(669,848)	(769,455)	(59,039)	(83,408)	(728,887)	(852,863)
Other operating income/(expenses)	818,996	399,725	202,571	158,566	1,021,567	558,291
Normalized income from operations (normalized EBIT)	5,573,250	5,355,430	966,337	941,954	6,539,587	6,297,384
Special items	-	(19,079)	-	-	-	(19,079)
Income from operations (EBIT)	5,573,250	5,336,351	966,337	941,954	6,539,587	6,278,305
Net finance cost	(726,115)	(513,535)	-	-	(726,115)	(513,535)
Share of result of associates	4,454	-	-	-	4,454	-
Income before income tax	4,851,589	4,822,816	966,337	941,954	5,817,926	5,764,770
Income tax expense	(849,463)	(654,260)	-	-	(849,463)	(654,260)
Net income	4,002,126	4,168,556	966,337	941,954	4,968,463	5,110,510

Normalized EBITDA	6,354,283	6,023,603	1,146,381	1,110,485	7,500,664	7,134,088
Special items	-	(19,079)	-	-	-	(19,079)
Depreciation, amortization and impairment	(781,033)	(668,173)	(180,044)	(168,531)	(961,077)	(836,704)
Net finance costs	(726,115)	(513,535)	-	-	(726,115)	(513,535)
Share of results of associates	4,454	-	-	-	4,454	-
Income tax expense	(849,463)	(654,260)	-	-	(849,463)	(654,260)
Net income	4,002,126	4,168,556	966,337	941,954	4,968,463	5,110,510

Normalized EBITDA margin in %	51.3%	50.1%	46.2%	47.2%	50.4%	49.6%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	3,243	2,431	961	924	4,204	3,355

Net sales	736,230	461,203	229,670	133,520	965,899	594,723
Cost of sales	(270,258)	(230,773)	(183,670)	(74,311)	(453,928)	(305,084)
Gross profit	465,972	230,430	45,999	59,209	511,971	289,639
Sales and marketing expenses	(190,279)	(132,660)	(59,228)	(46,481)	(249,507)	(179,141)
Administrative expenses	(61,002)	(55,092)	(21,249)	(21,623)	(82,251)	(76,715)
Other operating income/(expenses)	(12,294)	772	8,495	406	(3,799)	1,178
Normalized income from operations (normalized EBIT)	202,397	43,450	(25,983)	(8,489)	176,414	34,961
Special items	(2,333)	(15,586)	(852)	(1,745)	(3,185)	(17,331)
Income from operations (EBIT)	200,064	27,864	(26,835)	(10,234)	173,229	17,630
Net finance cost	(13,166)	(26,493)	-	-	(13,166)	(26,493)
Income before income tax	186,898	1,371	(26,835)	(10,234)	160,063	(8,863)
Income tax expense	(40,190)	(23,252)	-	-	(40,190)	(23,252)
Net income	146,708	(21,881)	(26,835)	(10,234)	119,873	(32,115)

Normalized EBITDA	283,414	95,379	195	10,315	283,609	105,694
Special items	(2,333)	(15,586)	(852)	(1,745)	(3,185)	(17,331)
Depreciation, amortization and impairment	(81,017)	(51,929)	(26,178)	(18,804)	(107,195)	(70,733)
Net finance costs	(13,166)	(26,493)	-	-	(13,166)	(26,493)
Income tax expense	(40,190)	(23,252)	-	-	(40,190)	(23,252)
Net income	146,708	(21,881)	(26,835)	(10,234)	119,873	(32,115)

Normalized EBITDA margin in %	38.5%	20.7%	0.1%	7.7%	29.4%	17.8%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	15,019	15,695	10,521	11,054	25,540	26,749

Net sales	3,392,722	2,898,007	1,317,173	1,226,568	4,709,895	4,124,575
Cost of sales	(1,081,608)	(930,286)	(795,696)	(760,281)	(1,877,304)	(1,690,567)
Gross profit	2,311,114	1,967,721	521,477	466,287	2,832,591	2,434,008
Sales and marketing expenses	(665,974)	(564,715)	(348,552)	(315,217)	(1,014,526)	(879,932)
Administrative expenses	(138,317)	(121,097)	(45,466)	(37,167)	(183,783)	(158,264)
Other operating income/(expenses)	(13,932)	(7,817)	(6,653)	3,436	(20,585)	(4,381)
Normalized income from operations (normalized EBIT)	1,492,891	1,274,092	120,806	117,339	1,613,697	1,391,431
Special items	(4,444)	-	-	-	(4,444)	-
Income from operations (EBIT)	1,488,447	1,274,092	120,806	117,339	1,609,253	1,391,431
Net finance cost	(262,423)	(47,795)	(13,520)	(800)	(275,943)	(48,595)
Income before income tax	1,226,024	1,226,297	107,286	116,539	1,333,310	1,342,836
Income tax expense	(635,699)	(389,118)	(1,395)	(1,495)	(637,094)	(390,613)
Net income	590,325	837,179	105,891	115,044	696,216	952,223

Normalized EBITDA	1,731,796	1,474,108	184,575	178,515	1,916,371	1,652,623
Special items	(4,444)	-	-	-	(4,444)	-
Depreciation, amortization and impairment	(238,905)	(200,016)	(63,769)	(61,176)	(302,674)	(261,192)
Net finance costs	(262,423)	(47,795)	(13,520)	(800)	(275,943)	(48,595)
Income tax expense	(635,699)	(389,118)	(1,395)	(1,495)	(637,094)	(390,613)
Net income	590,325	837,179	105,891	115,044	696,216	952,223

Normalized EBITDA margin in %	51.0%	50.9%	14.0%	14.6%	40.7%	40.1%

	Canada
	09/30/2013		09/30/2012
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	6,954	6,954	7,171	7,171

Net sales	3,183,976	3,183,976	2,999,438	2,999,438
Cost of sales	(921,961)	(921,961)	(843,024)	(843,024)
Gross profit	2,262,015	2,262,015	2,156,414	2,156,414
Sales and marketing expenses	(955,549)	(955,549)	(924,587)	(924,587)
Administrative expenses	(110,553)	(110,553)	(104,509)	(104,509)
Other operating income/(expenses)	5,374	5,374	5,246	5,246
Normalized income from operations (normalized EBIT)	1,201,287	1,201,287	1,132,564	1,132,564
Income from operations (EBIT)	1,195,741	1,195,741	1,132,564	1,132,564
Net finance cost	10,236	10,236	(46,689)	(46,689)
Share of result of associates	1,223	1,223	91	91
Income before income tax	1,207,200	1,207,200	1,085,966	1,085,966
Income tax expense	(356,498)	(356,498)	(351,321)	(351,321)
Net income	850,702	850,702	734,645	734,645

Normalized EBITDA	1,315,548	1,315,548	1,232,004	1,232,004
Depreciation, amortization and impairment	(114,261)	(114,261)	(99,440)	(99,440)
Net finance costs	10,236	10,236	(46,689)	(46,689)
Share of results of associates	1,223	1,223	91	91
Income tax expense	(356,498)	(356,498)	(351,321)	(351,321)
Net income	850,702	850,702	734,645	734,645

Normalized EBITDA margin in %	41.3%	41.3%	41.1%	41.1%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	28,494	29,673	8,167	8,193	2,604	2,664	39,265	40,530

Net sales	5,586,370	5,447,293	1,627,147	1,418,580	1,249,086	1,170,149	8,462,603	8,036,022
Cost of sales	(1,802,103)	(1,709,726)	(656,002)	(579,506)	(358,101)	(332,228)	(2,816,206)	(2,621,460)
Gross profit	3,784,267	3,737,567	971,145	839,074	890,985	837,921	5,646,397	5,414,562
Sales and marketing expenses	(1,323,954)	(1,194,936)	(343,443)	(315,400)	(332,420)	(311,535)	(1,999,817)	(1,821,871)
Administrative expenses	(266,656)	(424,227)	(64,082)	(62,286)	(26,556)	(31,699)	(357,294)	(518,212)
Other operating income/(expenses)	389,291	242,641	(520)	8,532	5,529	684	394,300	251,857
Normalized income from operations (normalized EBIT)	2,582,948	2,361,045	563,100	469,920	537,538	495,371	3,683,586	3,326,336
Special items	(1,022)	(9,636)	(362)	-	(5,546)	-	(6,930)	(9,636)
Income from operations (EBIT)	2,581,926	2,351,409	562,738	469,920	531,992	495,371	3,676,656	3,316,700
Net finance cost	(249,922)	(295,874)	(246,859)	(54,559)	639	(16,412)	(496,142)	(366,845)
Share of result of associates	3,486	1	-	-	406	31	3,892	32
Income before income tax	2,335,490	2,055,536	315,879	415,361	533,037	478,990	3,184,406	2,949,887
Income tax expense	(372,582)	(177,633)	(306,125)	(132,960)	(170,225)	(137,592)	(848,932)	(448,185)
Net income	1,962,908	1,877,903	9,754	282,401	362,812	341,398	2,335,474	2,501,702

Normalized EBITDA	2,942,516	2,694,339	674,837	559,311	581,963	533,760	4,199,316	3,787,410
Special items	(1,022)	(9,636)	(362)	-	(5,546)	-	(6,930)	(9,636)
Depreciation, amortization and impairment	(359,568)	(333,294)	(111,737)	(89,391)	(44,425)	(38,389)	(515,730)	(461,074)
Net finance costs	(249,922)	(295,874)	(246,859)	(54,559)	639	(16,412)	(496,142)	(366,845)
Share of results of associates	3,486	1	-	-	406	31	3,892	32
Income tax expense	(372,582)	(177,633)	(306,125)	(132,960)	(170,225)	(137,592)	(848,932)	(448,185)
Net income	1,962,908	1,877,903	9,754	282,401	362,812	341,398	2,335,474	2,501,702

Normalized EBITDA margin in %	52.7%	49.5%	41.5%	39.4%	46.6%	45.6%	49.6%	47.1%

Acquisition of property, plant and equipment	850,860	788,167	172,997	166,434	41,001	34,205	1,064,858	988,806
Additions to / (reversals of) provisions	68,208	77,309	496	1,424	3,094	635	71,798	79,368
Full time employee	37,355	36,203	10,194	10,341	4,866	4,893	52,415	51,437

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	09/30/2013	9/30/2012	09/30/2013	9/30/2012	09/30/2013	09/30/2012

Volume	20,841	21,854	7,653	7,819	28,494	29,673

Net sales	4,619,152	4,537,715	967,218	909,578	5,586,370	5,447,293
Cost of sales	(1,357,209)	(1,327,499)	(444,894)	(382,227)	(1,802,103)	(1,709,726)
Gross profit	3,261,943	3,210,216	522,324	527,351	3,784,267	3,737,567
Sales and marketing expenses	(1,153,483)	(1,019,572)	(170,471)	(175,364)	(1,323,954)	(1,194,936)
Administrative expenses	(238,262)	(369,923)	(28,394)	(54,304)	(266,656)	(424,227)
Other operating income/(expenses)	301,597	157,887	87,694	84,754	389,291	242,641
Normalized income from operations (normalized EBIT)	2,171,795	1,978,608	411,153	382,437	2,582,948	2,361,045
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Income from operations (EBIT)	2,171,065	1,970,213	410,861	381,196	2,581,926	2,351,409
Net finance cost	(249,922)	(295,874)	-	-	(249,922)	(295,874)
Share of result of associates	3,486	1	-	-	3,486	1
Income before income tax	1,924,629	1,674,340	410,861	381,196	2,335,490	2,055,536
Income tax expense	(372,582)	(177,633)	-	-	(372,582)	(177,633)
Net income	1,552,047	1,496,707	410,861	381,196	1,962,908	1,877,903

Normalized EBITDA	2,465,387	2,246,541	477,129	447,798	2,942,516	2,694,339
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Depreciation, amortization and impairment	(293,592)	(267,933)	(65,976)	(65,361)	(359,568)	(333,294)
Net finance costs	(249,922)	(295,874)	-	-	(249,922)	(295,874)
Share of results of associates	3,486	1	-	-	3,486	1
Income tax expense	(372,582)	(177,633)	-	-	(372,582)	(177,633)
Net income	1,552,047	1,496,707	410,861	381,196	1,962,908	1,877,903

Normalized EBITDA margin in %	53.4%	49.5%	49.3%	49.2%	52.7%	49.5%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	19,635	20,660	7,272	7,423	26,907	28,083

Net sales	4,331,885	4,299,281	876,576	831,882	5,208,461	5,131,163
Cost of sales	(1,248,786)	(1,211,390)	(375,711)	(348,640)	(1,624,497)	(1,560,030)
Gross profit	3,083,099	3,087,891	500,865	483,242	3,583,964	3,571,133
Sales and marketing expenses	(1,092,767)	(966,138)	(151,219)	(157,710)	(1,243,986)	(1,123,848)
Administrative expenses	(211,010)	(331,639)	(19,050)	(42,205)	(230,060)	(373,844)
Other operating income/(expenses)	305,568	158,407	85,233	84,439	390,801	242,846
Normalized income from operations (normalized EBIT)	2,084,890	1,948,521	415,829	367,766	2,500,719	2,316,287
Special items	-	-	-	-	-	-
Income from operations (EBIT)	2,084,890	1,948,521	415,829	367,766	2,500,719	2,316,287
Net finance cost	(248,004)	(286,586)	-	-	(248,004)	(286,586)
Share of result of associates	3,486	1	-	-	3,486	1
Income before income tax	1,840,372	1,661,936	415,829	367,766	2,256,201	2,029,702
Income tax expense	(363,087)	(156,160)	-	-	(363,087)	(156,160)
Net income	1,477,285	1,505,776	415,829	367,766	1,893,114	1,873,542

Normalized EBITDA	2,347,987	2,187,589	472,682	424,513	2,820,669	2,612,102
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(263,097)	(239,068)	(56,853)	(56,747)	(319,950)	(295,815)
Net finance costs	(248,004)	(286,586)	-	-	(248,004)	(286,586)
Share of results of associates	3,486	1	-	-	3,486	1
Income tax expense	(363,087)	(156,160)	-	-	(363,087)	(156,160)
Net income	1,477,285	1,505,776	415,829	367,766	1,893,114	1,873,542

Normalized EBITDA margin in %	54.2%	50.9%	53.9%	51.0%	54.2%	50.9%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	1,206	1,194	381	396	1,587	1,590

Net sales	287,267	238,434	90,642	77,696	377,909	316,130
Cost of sales	(108,423)	(116,109)	(69,183)	(33,587)	(177,606)	(149,696)
Gross profit	178,844	122,325	21,459	44,109	200,303	166,434
Sales and marketing expenses	(60,716)	(53,434)	(19,252)	(17,654)	(79,968)	(71,088)
Administrative expenses	(27,252)	(38,284)	(9,344)	(12,099)	(36,596)	(50,383)
Other operating income/(expenses)	(3,971)	(520)	2,461	315	(1,510)	(205)
Normalized income from operations (normalized EBIT)	86,905	30,087	(4,676)	14,671	82,229	44,758
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Income from operations (EBIT)	86,175	21,692	(4,968)	13,430	81,207	35,122
Net finance cost	(1,918)	(9,288)	-	-	(1,918)	(9,288)
Income before income tax	84,257	12,404	(4,968)	13,430	79,289	25,834
Income tax expense	(9,495)	(21,473)	-	-	(9,495)	(21,473)
Net income	74,762	(9,069)	(4,968)	13,430	69,794	4,361

Normalized EBITDA	117,400	58,952	4,447	23,285	121,847	82,237
Special items	(730)	(8,395)	(292)	(1,241)	(1,022)	(9,636)
Depreciation, amortization and impairment	(30,495)	(28,865)	(9,123)	(8,614)	(39,618)	(37,479)
Net finance costs	(1,918)	(9,288)	-	-	(1,918)	(9,288)
Income tax expense	(9,495)	(21,473)	-	-	(9,495)	(21,473)
Net income	74,762	(9,069)	(4,968)	13,430	69,794	4,361

Normalized EBITDA margin in %	40.9%	24.7%	4.9%	30.0%	32.2%	26.0%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Volume	4,757	4,854	3,410	3,339	8,167	8,193

Net sales	1,171,411	1,008,084	455,736	410,496	1,627,147	1,418,580
Cost of sales	(382,795)	(330,839)	(273,207)	(248,667)	(656,002)	(579,506)
Gross profit	788,616	677,245	182,529	161,829	971,145	839,074
Sales and marketing expenses	(225,041)	(200,046)	(118,402)	(115,354)	(343,443)	(315,400)
Administrative expenses	(49,374)	(47,686)	(14,708)	(14,600)	(64,082)	(62,286)
Other operating income/(expenses)	2,969	6,747	(3,489)	1,785	(520)	8,532
Normalized income from operations (normalized EBIT)	517,170	436,260	45,930	33,660	563,100	469,920
Special items	(362)	-	-	-	(362)	-
Income from operations (EBIT)	516,808	436,260	45,930	33,660	562,738	469,920
Net finance cost	(241,191)	(53,122)	(5,668)	(1,437)	(246,859)	(54,559)
Income before income tax	275,617	383,138	40,262	32,223	315,879	415,361
Income tax expense	(305,730)	(132,424)	(395)	(536)	(306,125)	(132,960)
Net income	(30,113)	250,714	39,867	31,687	9,754	282,401

Normalized EBITDA	608,656	505,733	66,181	53,578	674,837	559,311
Special items	(362)	-	-	-	(362)	-
Depreciation, amortization and impairment	(91,486)	(69,473)	(20,251)	(19,918)	(111,737)	(89,391)
Net finance costs	(241,191)	(53,122)	(5,668)	(1,437)	(246,859)	(54,559)
Income tax expense	(305,730)	(132,424)	(395)	(536)	(306,125)	(132,960)
Net income	(30,113)	250,714	39,867	31,687	9,754	282,401

Normalized EBITDA margin in %	52.0%	50.2%	14.5%	13.1%	41.5%	39.4%

	Canada
	'09/30/2013		'09/30/2012
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,604	2,604	2,664	2,664

Net sales	1,249,086	1,249,086	1,170,149	1,170,149
Cost of sales	(358,101)	(358,101)	(332,228)	(332,228)
Gross profit	890,985	890,985	837,921	837,921
Sales and marketing expenses	(332,420)	(332,420)	(311,535)	(311,535)
Administrative expenses	(26,556)	(26,556)	(31,699)	(31,699)
Other operating income/(expenses)	5,529	5,529	684	684
Normalized income from operations (normalized EBIT)	537,538	537,538	495,371	495,371
Income from operations (EBIT)	531,992	531,992	495,371	495,371
Net finance cost	639	639	(16,412)	(16,412)
Share of result of associates	406	406	31	31
Income before income tax	533,037	533,037	478,990	478,990
Income tax expense	(170,225)	(170,225)	(137,592)	(137,592)
Net income	362,812	362,812	341,398	341,398

Normalized EBITDA	581,963	581,963	533,760	533,760
Depreciation, amortization and impairment	(44,425)	(44,425)	(38,389)	(38,389)
Net finance costs	639	639	(16,412)	(16,412)
Share of results of associates	406	406	31	31
Income tax expense	(170,225)	(170,225)	(137,593)	(137,592)
Net income	362,812	362,812	341,398	341,398

Normalized EBITDA margin in %	46.6%	46.6%	45.6%	45.6%

13. NET SALES

The reconciliation of gross sales to net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Gross sales	47,175,997	43,602,546	16,949,466	15,767,260
Deductions from gross revenue	(23,437,455)	(21,505,407)	(8,486,863)	(7,731,238)
	23,738,542	22,097,139	8,462,603	8,036,022

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Government grants/NPV of long term fiscal incentives	804,818	476,234	251,031	209,559
(Additions to )/reversal of provisions	(16,960)	(24,633)	(15,650)	(12,842)
Net gain on disposal of property, plant and equipment and intangible assets	17,135	6,984	14,566	10,988
Net rental income	2,677	1,904	876	693
Net other operating income	194,887	99,845	143,477	43,459
	1,002,557	560,334	394,300	251,857

Government grants are related to ICMS (Brazilian State value added) tax incentives.

During the period of 2013 the Company reassessed the discount rate used to measure the financial subsidy in government loans in accordance with their cost of external funding.

15. SPECIAL ITEMS

Special items are those that in Management’s judgment need to be disclosed by virtue of their size or nature.  In determining whether an event or transaction classifies as special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact of profit or loss variation.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded them from the measurement of segment performance (Note 12).

Special items disclosed on the face of the consolidated income statement are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Restructuring	(13,175)	(17,331)	(6,930)	(9,636)
Acquisition of subsidiaries	-	(15,829)	-	-
Others	-	(3,250)	-	-
	(13,175)	(36,410)	(6,930)	(9,636)

The restructuring expenses relate to the realignment of the structure and processes in geographical segment of Latin America - South. In 2012 acquisition of subsidiaries expenses relate to the acquisition of CND.

16. FINANCE COST AND INCOME

	Nine-month period ended:		Three-month period ended:
Finance costs	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Interest expense	(433,393)	(343,110)	(152,661)	(144,113)
Capitalized borrowings	47,723	64,490	16,474	23,142
Net Interest on Pension Plans	(65,717)	(62,724)	(22,902)	(22,573)
Losses on derivatives not considered as hedge accounting	(368,846)	(396,337)	(136,254)	(226,827)
Hedge ineffectiveness losses	(11,677)	-	(2,052)	-
Interest on tax contingencies	(92,425)	(85,447)	(36,292)	(40,303)
Interest and foreign exchange rate on loans	-	(92,451)	-	(37,460)
Exchange variation	(338,903)	(55,186)	(281,055)	(51,655)
Tax on financial transactions	(65,442)	(89,527)	(23,026)	(14,477)
Bank guarantee expenses	(60,838)	(53,802)	(22,650)	(18,866)
Other financial costs, including bank fees	(86,411)	(36,773)	(20,081)	(17,579)
	(1,475,929)	(1,150,867)	(680,499)	(550,711)

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela followed the devaluation of the country’s currency in the amount of R$ 30,333.

Interest expenses are presented net of the effect of derivative instruments which mitigate Ambev’s interest rate risk (Note 19).  The interest expense recognized on hedged or non financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Nine-month period ended:		Three-month period ended:
Interest expense	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Financial liabilities measured at amortized cost	(206,817)	(253,150)	(67,903)	(56,899)
Financial liabilities at fair value through profit or loss	(207,134)	(102,647)	(76,804)	(83,012)
Fair value hedge - hedged items	4,682	(10,228)	(5,876)	(8,838)
Fair value hedge - hedging instruments	(24,124)	25,866	(2,078)	4,726
Cash flow hedges - hedged items	-	(5,733)	-	(186)
Cash flow hedges - hedging instruments (reclassified from equity)	-	2,782	-	96
	(433,393)	(343,110)	(152,661)	(144,113)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges.

	Nine-month period ended:		Three-month period ended:
Finance income	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Interest income	210,981	192,174	70,657	47,448
Net gains on hedging instruments that are not part of a hedge accounting relationship	177,526	253,723	89,025	117,998
Hedge ineffectiveness gains	-	4,205	-	2,434
Gains on no derivative instrument at fair (value through profit or loss)	65,314	50,519	20,961	13,095
Interest and foreign exchange rate on loans	-	651	-	240
Others	17,120	14,283	3,714	2,651
	470,941	515,555	184,357	183,866

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest income	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Cash and cash equivalents	155,660	146,743	49,710	29,630
Investment securities held for trading	55,321	45,431	20,947	17,818
	210,981	192,174	70,657	47,448

The net result of the operational hedge and of the net investment hedge recognized directly in other comprehensive income is presented below:
	Nine-month period ended:		Three-month period ended:
Hedging reserve	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Recognized in Equity (cash flow hedge)	64,756	463,806	(1,192)	99,719
Removed from Equity and included in profit or loss	(134,951)	(236,168)	(62,006)	(24,627)
Deferred income tax variance in Equity and other changes	35,089	(79,536)	37,391	6,034
	(35,106)	148,102	(25,807)	81,126

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(185,305)	(238,712)	2,538	(13,359)

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Income tax expense - current	(1,781,695)	(1,726,327)	(370,966)	(380,848)

Deferred tax (expense)/income on temporary differences	(172,436)	132,132	(343,754)	(24,166)
Deferred tax on taxes losses	70,886	174,749	(134,212)	(43,171)
Total deferred tax (expense)/income	(101,550)	306,881	(477,966)	(67,337)

Total income and expenses	(1,883,245)	(1,419,446)	(848,932)	(448,185)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	09/30/2012

Profit before tax	8,518,500	8,184,709	3,184,406	2,949,887
Adjustment on taxable basis
Non-taxable income	(243,539)	(347,505)	(57,702)	(113,671)
Government grants related to sales taxes	(531,562)	(369,147)	(190,661)	(173,234)
Share of results of associates	(5,677)	(91)	(3,892)	(32)
Expenses not deductible for tax purposes	177,758	155,571	39,737	107,259
	7,915,480	7,623,537	2,971,888	2,770,209
Aggregated weighted nominal tax rate	32.70%	32.22%	33.35%	32.04%
Taxes – nominal rate	(2,588,750)	(2,456,304)	(991,090)	(887,575)
Adjustment on tax expense
Regional incentives - income taxes	31,030	71,781	9,337	26,890
Deductible interest attributed to shareholders	124,617	400,377	5	127,432
Tax savings from goodwill amortization on tax books	187,822	90,565	62,607	30,189
Withholding tax and other income	(232,884)	(64,994)	(181,440)	(35,384)
Other tax adjustments	594,920	539,129	251,649	290,263
Income tax and social contribution expense	(1,883,245)	(1,419,446)	(848,932)	(448,185)
Effective tax rate	22.11%	17.34%	26.66%	15.19%

The main events occurred in the period that impacted the effective tax rate were:

(a) Tax benefit related to the amortization of goodwill arising from the acquisition of CND; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives; and (c) decrease in interest on shareholder’s equity expense.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from Ambev economic group to receive or acquire shares of the Company. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull pricing model.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding Preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 and 2010.3 and 2011.2 Programs contemplated only Grant 2.

Additionally, to encourage managers to be mobile, some options granted in previous years were modified, where the dividend protection features of such options were canceled in exchange for issuing 26 thousand options in 2013 (69 thousand options in 2012), representing the economic value of the dividend protection feature eliminated. As there was no change in the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2013 and 2012 grants are as follows:

In R$, except when mentioned	09/30/2013 (i)		12/31/2012 (i)

Fair value of options granted	32.36		27.88
Share price	94.43		85.26
Exercise price	94.43		85.26
Expected volatility	35.4%		33.0%
Vesting year	5		4
Expected dividends	from 0% to 5%		from 0% to 5%
Risk-free interest rate	1,9% to 9,8%	(ii)	2.1% to 11.2%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.
(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period, for which the risk-free interest rate of ADRs is calculated in U.S. dollar.

The total number of outstanding Ambev options are as follows:

Thousand options	09/30/2013	12/31/2012

Options outstanding at January 1	28,783	29,562
Options issued during the period	26	3,103
Options exercised during the period	(794)	(2,500)
Options forfeited during the period	(393)	(1,382)
Options outstanding at ended year	27,622	28,783

The range of exercise prices of the outstanding options is between R$9.14 (R$11.52 as of December 31, 2012) and R$89.20 ( R$89.20 as of December 31, 2012) and the weighted average remaining contractual life is approximately 8.01 years (8.15 years as of December 31, 2012).

Of the 27,622 thousand outstanding options (28,783 thousand as of December 31, 2012), 7,466 thousand options are vested as of September 30, 2013 (5,042 thousand as of December 31, 2012).

The weighted average exercise price of the Ambev options is as follows:

In R$ per share	09/30/2013	12/31/2012
Options outstanding at January 1	36.16	29.87
Options issued during the period	88.41	85.73
Options forfeited during the period	40.11	13.93
Options exercised during the period	21.87	14.12
Options outstanding at ended period	35.99	36.16
Options exercisable at ended period	19.56	18.96

 For the options exercised during 2013, the weighted average share price at the date of exercise was R$84.39.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans, if necessary the issuance of new shares to meet the programs grants.

In 2013, Ambev issued 854 thousand (967 thousand in 2012) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$76,487 (R$47,549 in 2012), and have vesting period of five years.

The total number of shares purchased under the plan of shares by employees, which delivery is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2013	12/31/2012

Deferred shares outstanding at January 1	2,306	1,392
New deferred shares during the period	854	967
Deferred shares forfeited during the period	(41)	(53)
Deferred shares outstanding at ended year	3,119	2,306

Additionally, certain employees and directors of Ambev received options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s interim consolidated financial statements as of September 30, 2013.

These share-based payments transactions mentioned above generated an expense of R$124,299 in the period ended September 30, 2013 (R$106,004 in the period ended September 30, 2012), recorded as administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity  and  credit risk in the ordinary course of business. The Company analyzes  each of these risks  both individually and as a whole to define strategies  to manage the  economic  impact  on  the Company's performance consistent  with  its  Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, whenever possible, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Some statements translations risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverables forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions identified on September 30, 2013, and the exposure may vary from 10 to 14 months, according to the Company’s Financial Risk Management Policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pairs, while negative values indicate that the Company is short (net future cash outflows) in the first currency of the currency pairs. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	09/30/2013			12/31/2012
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(387,706)	387,706	-	(378,573)	378,573	-
Dollar / Paraguayan Guarani	(166,556)	166,556	-	(129,607)	129,607	-
Dollar / Argentinean Peso	(656,957)	656,957	-	(612,969)	612,969	-
Dollar / Bolivian Peso	(163,197)	163,197	-	(142,170)	142,170	-
Dollar / Chilean Peso	(218,210)	218,210	-	(90,948)	90,948	-
Dollar / Dominican Peso	-	-	-	(30,653)	30,653	-
Dollar / Uruguayan Peso	(68,327)	68,327	-	(62,368)	62,368	-
Dollar / Real	(4,108,775)	4,108,775	-	(3,141,779)	3,141,779	-
Dollar / Peruvian Sol	(161,709)	161,709	-	(157,193)	157,193	-
Euro / Canadian Dollars	(84,285)	84,285	-	(62,622)	62,622	-
Euro / Real	(298,685)	298,685	-	(132,317)	132,317	-
Pound Sterling / Canadian Dollars	(3,605)	3,605	-	(22,104)	22,104	-
	(6,318,012)	6,318,012	-	(4,963,303)	4,963,303	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev's strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign currency risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the statements of comprehensive income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev International Finance Co. issued a Brazilian Real bond (Bond 2017), of R$300 million, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a swap transaction to hedge the interest rate risk on the Bond 2017. These derivative instruments have been designated as fair value hedge.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev invested in government (fixed income) bonds. These instruments are categorized as held for trading. The Company also purchased interest rate futures contracts to compensate the exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is  no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by currency in which the debt is designated, as the interest rates of the respective transactions.

	09/30/2013				12/31/2012
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,402,995	7.7%	2,246,918	6.8%	1,527,230	6.9%	2,211,292
American Dollar	2.1%	721,229	2.5%	356,340	2.5%	650,056	3.4%	279,989
Dominican Peso	9.5%	75,832	9.5%	75,832	10.6%	189,004	10.6%	189,004
Interest rate postfixed		2,200,056		2,679,090		2,366,290		2,680,285

Brazilian Real	6.6%	584,752	3.8%	299,268	6.6%	695,151	5.3%	381,156
Argentinean Peso	15.3%	353	15.3%	353	0.0%	-	0.0%	-
Dominican Peso	0.0%	-	0.0%	-	17.0%	206	17.0%	206
American Dollar	0.5%	215,469	5.2%	21,919	12.0%	33,110	12.0%	33,110
Peruvian Sol	0.0%	-	0.0%	-	5.7%	49,095	5.7%	49,095
Interest rate pre-set		800,574		321,540		777,562		463,567

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate future contract is when the Referential Rate (“TR”) rises. Ambev estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where the interest rate rises, and all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to September 30, 2013 would produce an increase of approximately R$36  million in interest expense and approximately R$50  million in interest income from cash investments, while a fluctuation of 50% (less likely scenario) would present an increase of approximately R$71 million in expense and R$99  million in income.

1.3) Commodity Risk

A significant portion of Ambev’s inputs comprises commodities, which historically have experienced substantial price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	09/30/2013			12/31/2012
	Total Exposure	Total of Derivatives	Open Position	Total Exposure	Total of Derivatives	Open Position
Aluminum	(963,482)	963,482	-	(667,598)	667,598	-
Sugar	(391,832)	391,832	-	(334,755)	334,755	-
Wheat	(489,630)	489,630	-	(249,943)	249,943	-
Heating oil	(31,019)	31,019	-	(29,682)	29,682	-
Crude oil	(19,586)	19,586	-	(20,377)	20,377	-
Natural Gas	(6,816)	6,816	-	(6,805)	6,805	-
Paraxylene	(100,730)	100,730	-	-	-	-
Corn	(266,496)	266,496	-	(319,901)	319,901	-
Total	(2,269,591)	2,269,591	-	(1,629,061)	1,629,061	-

  Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and others derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	09/30/2013		12/31/2012
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%

Aluminum	(240,870)	(481,741)	(165,146)	(330,291)
Sugar	(97,958)	(195,916)	(83,689)	(167,378)
Wheat	(122,407)	(244,815)	(62,486)	(124,971)
Heating oil	(7,755)	(15,509)	(7,249)	(14,499)
Crude oil	(4,897)	(9,793)	(5,094)	(10,189)
Natural Gas	(1,704)	(3,408)	(1,584)	(3,167)
Paraxylene	(25,183)	(50,365)	-	-
Corn	(66,624)	(133,248)	(79,975)	(159,951)
Total	(567,398)	(1,134,795)	(405,223)	(810,446)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our Credit Risk Policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, when the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September, 2013, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Patagonia, Santander, Barclays and HSBC. The Company contracted derivative instruments with the following financial institutions: Barclays, Citibank, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Sociète Generale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of September 30, 2013. There was no concentration of credit risk with any counterparty as of September 30, 2013.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash  and  cash  equivalents  and  short-term investments, together with  the derivative instruments and access to  loan facilities are sufficient to finance  capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity,  profitability  and transaction security. Financial instruments transactions contracted with hedge objectives are regularly reviewed for the effectiveness of  the risk exposure that  management  intends  to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by  category,  are  recognized  in the financial statements,  as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
September 30, 2013
Assets due to Balance sheet
Cash and cash equivalents	4,787,888	-	-	-	-	4,787,888
Investment securities	-	612,489	-	69,435	173,121	855,045
Trade and other receivables excluding prepaid expenses and taxes receivable	4,083,411	-	-	-	-	4,083,411
Financial instruments derivatives	-	121,334	247,150	-	-	368,484
Total	8,871,299	733,823	247,150	69,435	173,121	10,094,828

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,926,165	-	-	-	-	8,926,165
Investment securities	-	291,183	-	61,436	373,367	725,986
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037,097	-	-	-	-	4,037,097
Financial instruments derivatives	-	200,106	171,015	-	-	371,121
Total	12,963,262	491,289	171,015	61,436	373,367	14,060,369

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
September 30, 2013
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,679,816	2,462,800	-	12,142,616
Financial instruments derivatives	-	422,634	350,049	772,683
Interest-bearning loans and borrowings	2,999,703	-	-	2,999,703
Total	12,679,519	2,885,434	350,049	15,915,002

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155,875	2,125,754	-	13,281,629
Financial intruments derivatives	-	686,738	369,093	1,055,831
Interest-bearning loans and borrowings	3,143,729	-	-	3,143,729
Total	14,299,604	2,812,492	369,093	17,481,189

 Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of financial instruments measured at fair value as of September 30, 2013 is shown below:

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may price the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

	09/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	612,489	-	-	612,489	291,183	-	-	291,183
Derivatives at fair value through profit or loss	109,072	12,262	-	121,334	33,925	166,181	-	200,106
Derivatives - cash flow hedge	119,461	39,521	-	158,982	32,815	67,225	-	100,040
Derivatives - fair value hedge	-	-	-	-	-	20,827	-	20,827
Derivatives - investment hedge	68,832	19,336	-	88,168	31,562	18,586	-	50,148
	909,854	71,119	-	980,973	389,485	272,819	-	662,304

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,462,800	2,462,800	-	-	2,125,754	2,125,754
Derivatives at fair value through profit or loss	141,910	280,724	-	422,634	40,006	646,732	-	686,738
Derivatives - cash flow hedge	238,036	90,024	-	328,060	87,746	156,729	-	244,475
Derivatives - fair value hedge	-	11,130	-	11,130	-	-	-	-
Derivatives - investment hedge	10,859	-	-	10,859	23,509	101,110	-	124,619
	390,806	381,877	2,462,800	3,235,483	151,261	904,571	2,125,754	3,181,586

(i) As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On September 30, 2013 the put option held by ELJ is valued at approximately R$2.4 billion and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by Ambev. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 are presented as follows:

Reconciliation of changes in the categorization of Level 3

Balance of financial liabilities at December 31, 2012	2,125,754
Total gains and losses in the period	337,046
Expense recognized in the income	260,652
Expense recognized in equity	76,394
Balance of financial liabilities at September 30, 2013	2,462,800

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2013, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the contracts. The derivative operations are classified by strategy according to their purpose, as follows:

i) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices, commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investment, equipment and services to be procured, protected by cash flow hedges shall occur at various different dates during the next fourteen months. Gains and losses recognized as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This usually occurs in the period of fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Financial hedge - operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. Derivative used to protect the risks related to Bond 2017 was designated as fair value hedge instrument. Thus, their results, measured according to their fair value, are recognized in each year in financial results.

iii) Fiscal hedge - operations contracted with the purpose of minimizing the fiscal impact of income tax related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad denominated in U.S. dollars. Such contracts are represented by long-term borrowings, duly recorded at Brazilian Central Bank, adjusted for foreign exchange variation plus market interest rate.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments, the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge -  transactions entered into in order to  minimize  exposure  of the exchange differences arising  from  translation  of  net investment in the Company's subsidiaries located  abroad  for  translation account balance. All derivatives allocated to this type of transaction are classified as net investment hedge instruments.

The effective  part of the hedge  is  allocated  to  equity  and  the  ineffectiveness  part is recorded directly  in financial results.

As of September 30, 2013 and December 31, 2012, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		09/30/2013	12/31/2012	09/30/2013		12/31/2012
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	3,482,010	3,274,096	16,432	(74,816)	4,363	(16,440)
Foreign currency	Option to acquire	925,450	-	78,331	-	-	-
Foreign currency	Non Deliverable Forwards	1,434,957	1,225,907	16,132	(13,344)	10,547	(51,434)
Foreign currency	Deliverable Forwards	475,595	463,299	4,730	-	-	(4,105)
Commodity	Future contracts (ii)	1,275,090	933,770	28,468	(168,463)	76,928	(107,886)
Commodity	Swaps	994,500	695,291	19,178	(80,291)	41,049	(92,211)
Operational hedge		8,587,602	6,592,363	163,271	(336,914)	132,887	(272,076)
Foreign currency	Future contracts (ii)	2,075,155	(664,240)	50,965	(85,648)	13,989	(14,670)
Foreign currency	Swaps	251,986	239,101	832	(18,923)	21,699	(180,696)
Foreign currency	Non Deliverable Forwards	-	1,351,282	-	-	19,803	(10,533)
Interest rates	Future contracts (ii)	(350,000)	(400,000)	618	(373)	219	(356)
Interest rates	Swaps	300,000	300,000	-	(11,130)	20,827	-
Financial hedge		2,277,141	826,143	52,415	(116,074)	76,537	(206,255)
Foreign currency	Future contracts (ii)	(42,719)	(3,985)	53,719	(52,020)	6,037	(6,003)
Foreign currency	Swaps / Non Deliverable Forwards	(3,459,957)	(2,182,458)	10,911	(256,817)	105,512	(446,878)
Fiscal hedge		(3,502,676)	(2,186,443)	64,630	(308,837)	111,549	(452,881)
Foreign currency	Future contracts (ii)	(3,467,253)	(2,462,826)	68,832	(10,859)	31,562	(23,509)
Foreign currency	Non Deliverable Forwards	790,477	-	19,336	-	18,586	(101,110)
Investment hedge		(2,676,776)	(2,462,826)	88,168	(10,859)	50,148	(124,619)
Total Derivatives		4,685,291	2,769,237	368,484	(772,684)	371,121	(1,055,831)

(i) The negative positions refer to long positions and the positive positions refer to short positions.
(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains  and  losses on derivative financial instruments in the period ended September 30, 2013 and 2012  as  below:

		Result (iii)
		Nine-month period ended:		Three-month period ended:
Purpose / Risk / Instruments		09/30/2013	09/30/2012	09/30/2013	09/30/2012

Foreign currency	Future contracts	76,521	394,160	(44,194)	41,724
Foreign currency	Option to acquire	36,741	1,385	(6,101)	1,385
Foreign currency	Non Deliverable Forwards	193,200	14,478	44,997	(11,479)
Foreign currency	Deliverable Forwards	5,988	12,305	(1,756)	579
Interest rates	Future contracts	-	-	-	(11,435)
Commodity	Future contracts	(155,187)	64,816	(14,559)	102,283
Commodity	Swaps	(92,507)	(23,339)	20,421	(23,339)
Operational hedge		64,756	463,806	(1,192)	99,719
Foreign currency	Future contracts	78,513	70,496	(12,286)	(40,779)
Foreign currency	Option to acquire	(22,936)	(15,893)	(15,335)	(14,956)
Foreign currency	Swaps	(9,304)	(12,843)	(2,919)	(2,982)
Foreign currency	Non Deliverable Forwards	(47,396)	(1,840)	(10,070)	7,029
Foreign currency	Deliverable Forwards	(10,726)	-	(23)	-
Interest rates	Future contracts	(5,761)	(54,240)	-	(65,238)
Interest rates	Swaps	(24,124)	25,866	(2,078)	4,267
Financial hedge		(41,734)	11,546	(42,711)	(112,659)
Foreign currency	Future contracts	(99,340)	(3,246)	(57,758)	653
Foreign currency	Swaps / Non Deliverable Forwards	(40,431)	(118,815)	62,829	(15,545)
Fiscal hedge		(139,771)	(122,061)	5,071	(14,892)
Foreign currency	Future contracts	(169,929)	(138,849)	(15,030)	(11,557)
Foreign currency	Non Deliverable Forwards	(15,376)	(99,863)	17,568	(1,802)
Investment hedge		(185,305)	(238,712)	2,538	(13,359)
Total Derivatives		(302,054)	114,579	(36,294)	(41,191)

(iii) The result  of R$64,756 related  to  hedge operations was recognized in equity (Hedge reserves) as well as the  result  of  net investment hedge in an amount of R$(185,305)  which  was allocated as  income (losses) on  translation  of  subsidiaries operations as presented in Other comprehensive income.

The result of the  financial  hedging  of R$(41,734) was fully recorded  in the financial results.

The effect  of R$(139,771) related to  derivatives  designated  as Fiscal hedges, was  recognized in the income tax and social contribution.

As of September  30, 2013, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	3,482,010	-	-	-	-	3,482,010
Foreign currency	Option to acquire	-	925,450	-	-	-	925,450
Foreign currency	Non Deliverable Forwards	654,624	780,333	-	-	-	1,434,957
Foreign currency	Deliverable Forwards	108,976	366,619	-	-	-	475,595
Commodity	Future contracts (i)	423,876	790,622	60,592	-	-	1,275,090
Commodity	Swaps	210,350	726,130	58,020	-	-	994,500
Operational hedge		4,879,836	3,589,154	118,612	-	-	8,587,602
Foreign currency	Future contracts (i)	2,075,155	-	-	-	-	2,075,155
Foreign currency	Swaps	-	-	251,986	-	-	251,986
Interest rates	Future contracts (i)	-	-	(320,000)	(30,000)	-	(350,000)
Interest rates	Swaps	-	-	-	-	300,000	300,000
Financial hedge		2,075,155	-	(68,014)	(30,000)	300,000	2,277,141
Foreign currency	Future contracts (i)	(42,719)	-	-	-	-	(42,719)
Foreign currency	Swaps / Non Deliverable Forwards	(3,459,957)	-	-	-	-	(3,459,957)
Fiscal hedge		(3,502,676)	-	-	-	-	(3,502,676)
Foreign currency	Future contracts (i)	(3,467,253)	-	-	-	-	(3,467,253)
Foreign currency	Non Deliverable Forwards	790,477	-	-	-	-	790,477
Investment hedge		(2,676,776)	-	-	-	-	(2,676,776)
Total Derivatives		775,539	3,589,154	50,598	(30,000)	300,000	4,685,291

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	(58,384)	-	-	-	-	(58,384)
Foreign currency	Option to acquire	-	78,331	-	-	-	78,331
Foreign currency	Non Deliverable Forwards	(3,721)	6,509	-	-	-	2,788
Foreign currency	Deliverable Forwards	3,714	1,016	-	-	-	4,730
Commodity	Future contracts (i)	(84,277)	(56,658)	940	-	-	(139,995)
Commodity	Swaps	(42,077)	(22,028)	2,992	-	-	(61,113)
Operational hedge		(184,745)	7,170	3,932	-	-	(173,643)
Foreign currency	Future contracts (i)	(34,683)	-	-	-	-	(34,683)
Foreign currency	Swaps	831	-	(18,922)	-	-	(18,091)
Interest rates	Future contracts (i)	-	-	218	27	-	245
Interest rates	Swaps	-	-	-	-	(11,130)	(11,130)
Financial hedge		(33,852)	-	(18,704)	27	(11,130)	(63,659)
Foreign currency	Future contracts (i)	1,699	-	-	-	-	1,699
Foreign currency	Swaps / Non Deliverable Forwards	(245,906)	-	-	-	-	(245,906)
Fiscal hedge		(244,207)	-	-	-	-	(244,207)
Foreign currency	Future contracts (i)	57,973	-	-	-	-	57,973
Foreign currency	Non Deliverable Forwards	19,336	-	-	-	-	19,336
Investment hedge		77,309	-	-	-	-	77,309
Total Derivatives		(385,495)	7,170	(14,772)	27	(11,130)	(404,200)

(i) The negative positions refer to long positions and the positive positions refer to short positions.

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on September  30, 2013.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September  30, 2013.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September  30, 2013.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in module, as the following tables on September 30, 2013:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Foreign currency decrease	(58,384)	(928,886)	(1,799,389)	248,244
Foreign currency	Option to acquire	Foreign currency decrease	78,331	-	-	78,332
Foreign currency	Non Deliverable Forwards	Foreign currency decrease	2,788	(355,951)	(714,690)	35,792
Foreign currency	Deliverable Forwards	Foreign currency decrease	4,730	(114,169)	(233,068)	16,172
Commodity	Future contracts	Commodity decrease	(139,995)	(458,768)	(777,540)	163,645
Commodity	Swaps	Commodity decrease	(61,113)	(309,738)	(558,363)	110,852
Operational hedge
Foreign currency	Future contracts	Foreign currency decrease	(34,683)	(563,771)	(1,092,860)	147,273
Foreign currency	Swaps	Increase in tax interest	(18,091)	(81,087)	(144,084)	17,892
Interest rates	Future contracts	Increase in tax interest	245	170	100	-
Interest rates	Swaps	Increase in tax interest	(11,130)	(191,065)	(174,644)	21,301
Financial hedge
Foreign currency	Future contracts	Foreign currency increase	1,699	(8,981)	(19,661)	3,125
Foreign currency	Swaps / Non Deliverable Forwards	Foreign currency increase	(245,906)	(1,384,070)	(2,522,234)	266,062
Fiscal hedge
Foreign currency	Future contracts	Foreign currency increase	57,973	(779,045)	(1,616,063)	246,387
Foreign currency	Non Deliverable Forwards	Foreign currency increase	19,336	(229,045)	(477,426)	22,109
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with hedged items which represents material risks for each kind of transaction.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Foreign currency decrease	(34,347)	(1,615,837)	(3,118,997)
Input purchase		34,347	1,615,837	3,118,997
Commodities hedge	Decrease on commodities price	(139,995)	(458,768)	(777,540)
Input purchase		139,995	458,768	777,540
Foreign exchange hedge	Foreign currency decrease	699	(92,907)	(186,512)
Capex purchase		(699)	92,907	186,512
Operational hedge		(173,643)	(2,167,512)	(4,083,049)
Operational purchase		173,643	2,167,512	4,083,049
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(34,683)	(563,602)	(1,092,760)
Net debt		34,683	123,690	212,936
Interest rate hedge	Increase in tax interest	(28,976)	(272,152)	(318,728)
Interest expense		28,976	272,152	318,728
Financial hedge		(63,659)	(835,754)	(1,411,488)
Net debt and interest		63,659	395,842	531,664
Net effect		-	(439,912)	(879,824)

Foreign exchange hedge	Foreign currency increase	(244,207)	(1,393,051)	(2,541,894)
Fiscal expense		244,207	1,393,051	2,541,894
Fiscal hedge		(244,207)	(1,393,051)	(2,541,894)
Fiscal expense		244,207	1,393,051	2,541,894
Net effect		-	-	-

Investment hedge	Foreign currency increase	77,309	(1,008,090)	(2,093,489)
Fiscal expense		(77,309)	1,008,090	2,093,489
Investment hedge		77,309	(1,008,090)	(2,093,489)
Fiscal expense		(77,309)	1,008,090	2,093,489
Net effect		-	-	-

(i) It refers to operations of hedge of cash in functional currency different from Real in subsidiaries in which the Company applies Net Investment Hedge.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the exchange-traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of September 30, 2013 the Company held R$577,203 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$626,428 on December 31, 2012).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge item, with changes in fair value of the hedged risk factors recognized in the income statement against the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(10,022) on September 30, 2013 (R$28,622 on December, 31 2012), as presented below:

	09/30/2013			12/31/2012
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	626,499	626,499	-	531,143	531,143	-
BNDES - National Currency	1,537,639	1,537,639	-	1,730,837	1,730,837	-
BNDES - International Currency	364,889	364,889	-	378,925	378,925	-
Bond 2017	285,499	295,521	(10,022)	313,993	342,615	(28,622)
Fiscal incentives	164,625	164,625	-	168,693	168,693	-
Finance leasing - International Currency	20,552	20,552	-	20,138	20,138	-
	2,999,703	3,009,725	(10,022)	3,143,729	3,172,351	(28,622)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of September 30, 2013, being approximately 98.51% for Bond 2017 (114.21% as of December 31, 2012).

Capital management

Ambev is constantly optimizing its capital structure to maximize the value of shareholders' investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure of the Company, Ambev uses the same ratio of debt and equity ratings applied to the Company’s financial statements.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2013	12/31/2012
Collateral given for own liabilities	1,143,358	1,178,904
Other commitments	312,355	282,049
	1,455,713	1,460,953

Commitments with suppliers	14,468,183	14,968,554
Commitments - Bond 17	300,000	300,000
	14,768,183	15,268,554

Collateral given for own liabilities and other commitments totaled approximately R$1.5 billion as of September  30, 2013 including R$566,556  of cash guarantees. Cash deposits for guarantees are presented as trade receivables. Additionally, to meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as of September  30, 2013, R$577,203 in highly liquid financial investments or in cash (Note 19).

Most of  the balance amounts relates  to  commitments  with  suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as of September 30, 2013 and December 31, 2012 are as follows:

	09/30/2013	12/31/2012
Less than 1 year	3,476,621	2,893,104
Between 1 and 2 years	2,381,951	2,304,955
More than 2 years	8,909,611	10,070,495
	14,768,183	15,268,554

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible and for which there are no provisions. Estimates of amounts of possible loss are as follows:

	09/30/2013	12/31/2012

PIS and COFINS	262,903	306,817
ICMS and IPI	3,371,037	2,927,650
IRPJ and CSLL	7,685,871	7,583,005
Labor	135,068	146,730
Civil	164,860	174,206
Others	1,288,850	774,330
	12,908,589	11,912,738

Lawsuits with possible likelihood of loss

There were no changes in the other main processes with possible likelihood of loss classification as of September 30, 2013, compared to those presented in the financial statements as of December 31, 2012.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits, Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to Management members in key functions are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2013	09/30/2012	09/30/2013	06/30/2012

Short-term benefits (i)	12,941	20,761	3,395	11,139
Share-based payments (ii)	28,528	27,194	8,913	9,064
Total key management remuneration	41,469	47,955	12,308	20,203

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned remuneration and the stock options plans (Note 18), Ambev no longer has any type of transaction with the management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders

a) Medical, dental  and other benefits

The Fundação Zerrenner is one of the Company’s indirect shareholders, and at September 30, 2013 held 9.59% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2013 and 2012, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. The Company recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner, in Brazil, in providing the benefits mentioned above totaled R$128,304 in the period ended September 30, 2013 (R$115,224 in the period ended September 30, 2012), of which R$112,853 (R$102,387–in the period ended September 30, 2012) related to active employees and R$15,451 (R$12,837 in the period ended September 30, 2012) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of September 30, 2013 was R$313,872  (R$672,107 as of December 31, 2012) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA Bebidas Ltda. (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328, for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner with total sum installments until January 2014 of R$1,481. From that date the trade terms to be applied until the end of the contract on January 31, 2018, will be determined by the parties.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to AB InBev in Brazil, Canada, Argentina, and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$11,498 (R$12,721 as of September 30, 2012) and R$181,137 (R$215,875 as of September 30, 2012) as licensing income and expense, respectively.

Joint arrangements

As from January 1, 2013, in accordance with IFRS 11, Ambev has applied the equity method in replacement of proportional consolidation in joint ventures.

Joint operations continue to be proportionally consolidated.

The following amounts represent Ambev share in these operations and have been included in the consolidated financial statements.

	09/30/2013	12/31/2012
Current assets	105,922	117,288
Non-current assets	257,134	248,931
Current liabilities	240,741	229,572
Non-current liabilities	281,644	300,898
Result from operations	32,114	35,350
Income attributable to shareholders	13,263	16,750

23. EVENTS AFTER THE BALANCE SHEET DATE

(i) On October 2013, the Company received an assessment related to the goodwill amortization from Beverage Associates Holding LTD. (“BAH”) merge, a company that held an indirect interest in Quilmes. The Company has until November 7, 2013 to present administrative appeal. The Company considers the likelihood of loss of R $ 1.1 billion related to this assessment as possible and, therefore, has not recorded any provision for this purpose.

(ii) On October 30, 2013, Ambev S.A. obtained its registration as a public company with the Comissão de Valores Mobiliários – CVM in Brazil.  As a result, and as previously disclosed, the company will now move to list its shares (and respective ADSs) on the BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros and on the New York Stock Exchange, respectively, which is expected to take place around mid-November 2013.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer